Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

AND

STRYKER CANADA OPERATIONS ULC

AND

STRYKER CORPORATION

ARRANGEMENT AGREEMENT

Dated June 16, 2017

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	18
1.3	Number and Gender	18
1.4	Computation of Time	18
1.5	Time References	18
1.6	Currency	18
1.7	Accounting Matters	18
1.8	Knowledge	19
1.9	Statutes	19
1.10	Capitalized Terms	19
1.11	Schedules	19
1.12	Novadaq Disclosure Letter	19

ARTICLE 2 THE ARRANGEMENT		19

2.1	Arrangement	19
2.2	Stryker Approval	19
2.3	Novadaq Approval	20
2.4	Interim Order	20
2.5	Shareholder Meeting	21
2.6	Novadaq Circular	22
2.7	Final Order	24
2.8	Court Proceedings	24
2.9	Arrangement and Effective Date	25
2.10	Payment of Consideration	25
2.11	Announcement and Shareholder Communications	26
2.12	Withholding Taxes	26
2.13	Guarantee of Stryker	27
2.14	Adjustments to Consideration	27

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF NOVADAQ		27

3.1	Representations and Warranties	27
3.2	Survival of Representations and Warranties	66

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF STRYKER		66

4.1	Representations and Warranties	66
4.2	Survival of Representations and Warranties	69

ARTICLE 5 COVENANTS		69

5.1	Covenants of Novadaq Regarding the Conduct of Business	69
5.2	Mutual Covenants of the Parties Relating to the Arrangement	76
5.3	Covenants of Novadaq Relating to Incentive Awards	77
5.4	Regulatory Approvals	77
5.5	Non-Solicitation	79
5.6	Access to Information; Confidentiality	84
5.7	Insurance and Indemnification	85
5.8	Pre-Acquisition Reorganization	86

TABLE OF CONTENTS

Page

ARTICLE 6 CONDITIONS		87

6.1	Mutual Conditions Precedent	87
6.2	Additional Conditions Precedent to the Obligations of Stryker	88
6.3	Conditions Precedent to the Obligations of Novadaq	89
6.4	Satisfaction of Conditions	90
6.5	Notice of Breach	90

ARTICLE 7 TERM, TERMINATION, AMENDMENT AND WAIVER		91

7.1	Term	91
7.2	Termination	91
7.3	Termination Payments	93
7.4	Amendment	96
7.5	Waiver	96

ARTICLE 8 GENERAL PROVISIONS		96

8.1	Notices	96
8.2	Governing Law	98
8.3	Injunctive Relief	98
8.4	Time of Essence	98
8.5	Entire Agreement, Binding Effect and Assignment	99
8.6	No Liability	99
8.7	Severability	99
8.8	Waiver of Jury Trial	99
8.9	Third Party Beneficiaries	100
8.10	Counterparts, Execution	100

SCHEDULE A FORM OF PLAN OF ARRANGEMENT

SCHEDULE B ARRANGEMENT RESOLUTION

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of June 16, 2017

BETWEEN:

STRYKER CORPORATION, a corporation existing under the laws of Michigan with its head office in Kalamazoo, Michigan (“Stryker”)

- and -

STRYKER CANADA OPERATIONS ULC, an unlimited liability company existing under the laws of British Columbia, with its registered and records office in Toronto, Ontario (“Acquireco”)

- and -

NOVADAQ TECHNOLOGIES INC., a corporation existing under the laws of Canada, with its registered and records office in Mississauga, Ontario (“Novadaq”)

RECITALS:

A.	The board of directors of each of Stryker and Novadaq has determined that it would be in the best interests of Stryker and Novadaq, respectively, for Stryker to acquire all of the issued and outstanding shares of Novadaq;

B.	Stryker proposes to acquire, through Acquireco, all of the issued and outstanding common shares of Novadaq and that other equity interests of Novadaq be cancelled, in each case by way of a plan of arrangement under the provisions of the Canada Business Corporations Act;

C.	Upon the effectiveness of the plan of arrangement, common shareholders of Novadaq will receive the Consideration for each common share of Novadaq held; and

D.	The parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for.

THEREFORE, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Person or group of Persons (other than Stryker or any affiliate of Stryker), whether or not in writing and whether or not delivered to Novadaq Shareholders, relating to: (a) any direct or indirect acquisition, purchase, disposition (or any lease, long-term license agreement or other arrangement having the same economic effect as a sale), through one or more transactions, of (i) the assets of Novadaq and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Novadaq and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Novadaq and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of Novadaq or 20% or more of any voting or equity securities of any one or more of any of Novadaq’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Novadaq and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of Novadaq); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of Novadaq or any of its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Novadaq or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving Novadaq or any of its Subsidiaries;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

“affiliate” has the meaning ascribed thereto in the NI 45-106 – Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commissions Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and other Laws that regulate the same or similar subject matter in any applicable jurisdiction;

“Applicable Clinical Trial” has the meaning ascribed thereto in 42 C.F.R. § 11.10(a).

“Arrangement” means the arrangement of Novadaq under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the

Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of Novadaq and Stryker, each acting reasonably);

“Arrangement Resolution” means the special resolution of Novadaq Shareholders approving the Arrangement which is to be considered at the Shareholder Meeting substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Novadaq in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall be in the form and substance satisfactory to Novadaq and Stryker, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Breaching Party” has the meaning ascribed thereto in Section 7.2(b);

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in the Province of Ontario, the Republic of Ireland, the United Kingdom or in the State of Illinois;

“Canadian Multi-Employer Plan” means any Novadaq Benefit Plan maintained for employees or former employees of Novadaq or its Subsidiaries in Canada to which Novadaq or its Subsidiaries is required to contribute pursuant to a collective agreement or participation agreement and which is not maintained or administered by Novadaq or its Subsidiaries or any of their respective affiliates.

“Canadian Retirement Plan” means any Novadaq Benefit Plan maintained for employees or former employees of Novadaq or its Subsidiaries in Canada which provides pensions, superannuation benefits or retirement savings, including, without limiting the foregoing, any “registered retirement saving plan” (as defined in the Tax Act), “registered pension plan” (as defined in the Tax Act) and “retirement compensation arrangement” (as defined in the Tax Act);

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“CBCA” means the Canada Business Corporations Act, and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Cleanup” means all actions required to: (a) clean-up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (b) prevent the release of Hazardous

Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means that the Commissioner: (a) shall have issued an Advance Ruling Certificate; or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter and such No-Action Letter shall have not been modified or withdrawn prior to the Effective Time;

“Confidential Information” means any business, technical, financial or marketing information that is not generally known to the public in the form it exists; provided that generally known information that embraces more specific information does not render the specific information to be generally known to the public. Confidential Information may include any and all accounting and financial information, know-how of any kind, information regarding patents, products, services, patients (to the extent permitted by law), collections, pricing strategies, methods (including business methods), production volumes, sales, costs, suppliers, internal operating procedures, cost estimations, processes, marketing, inventions, finances and other information, whether disclosed orally or in the form of documents, drawings, schematics, layouts, samples, software, prototypes, information stored in electronic medium, or other form, data, and any and all Intellectual Property;

“Confidentiality Agreement” means the amended and restated limitation on disclosure and use and exclusivity agreement between Stryker and Novadaq dated May 29, 2017;

“Consideration” means US$11.75 in cash per Novadaq Share;

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership or other right or obligation to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other competent court, as applicable;

“Data Room” means the material contained in the virtual data room established by Novadaq as at 11:59 p.m. (Ontario time) on June 15, 2017, the index of documents of which is appended to the Novadaq Disclosure Letter;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EAR” has the meaning ascribed thereto in Section 3.1(gg)(i);

“Effective Date” means the date of the Certificate of Arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of an Hazardous Substance at any location, whether or not owned or operated by Novadaq or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law;

“Environmental Laws” means all Laws relating to pollution, to the protection or quality of the environment, to the Release of Hazardous Substances to the environment, to protection of natural resources, to human health and safety, or to management of waste, and all Authorizations issued pursuant to such Laws;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Expense Fee” has the meaning ascribed thereto in Section 7.3(e);

“Fairness Opinions” has the meaning ascribed thereto in Section 3.1(jj)(i);

“FDA” has the meaning ascribed thereto in Section 3.1(ee)(i);

“FDA Laws” means (a) the U.S. Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 321 et seq.); (b) the U.S. Public Health Service Act of 1944; and (c) the rules and regulations promulgated and enforced by the FDA thereunder;

“Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs;

“Federal Health Care Program Laws” the meaning ascribed thereto in Section 3.1(ff)(iii);

“Federal Privacy and Security Regulations” means HIPAA, including the administrative simplification provisions thereof, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act, or the regulations contained in 45 C.F.R. Parts 160 and 164;

“Final Order” means the final order of the Court in a form acceptable to Stryker and Novadaq, each acting reasonably, pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Stryker and Novadaq, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Stryker and Novadaq, each acting reasonably) on appeal;

“Financial Advisors” has the meaning ascribed thereto in Section 3.1(jj)(i);

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996, as amended;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“HSR Approval” means the expiration or termination of any waiting period under the HSR Act;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook—Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means anything that is or may be protected by any Intellectual Property Rights in any jurisdiction;

“Intellectual Property Rights” means domestic and foreign industrial and intellectual protective rights of every and any kind and nature throughout the world however denominated, including the following: (a) patents and applications for patents, including provisionals, reissues, re-examinations, divisions, substitutes, continuations, continuations-in-part, utility models, renewals, extensions and validations of patents and applications for patents, utility models and petty patents; (b) works of authorship protectable under the copyright law of any country (registered and unregistered), including copyrights in computer software and computer programs (whether in source code, object code, or other form), databases, algorithms and compilations, and the right to use, reproduce, display, perform, modify, enhance, distribute, and prepare derivative works of all works of authorship, copyright registrations and applications, and moral rights and economic rights of authors; (c) mask work registrations and applications for mask work registrations; (d) design patents and registrations and applications therefor, including those for integrated circuit topography or layout protection, EU Community Designs, designs under The Hague System and industrial designs; (e) trademarks, trade names, service marks, service names, corporate names, slogans, brands, trade dress and logos, business names and trade names, trademark registrations, any and all registered or unregistered words, devices or symbols that serve as or are capable of serving as an indication of source when used in connection with goods, services or the business, and applications, together with all translations, adaptations, derivations, and combinations thereof and the goodwill and activities associated therewith; (f) information, materials and methodologies that are the subject of reasonable efforts to maintain in secret and derive value, actual or potential, from not being generally known to the public, including any form of protection for Confidential Information that constitutes or relates to technical, financial or business matters, including that which constitutes, illustrates or describes the same, such as inventions (whether patentable or unpatentable), know-how, design, test and manufacturing processes, algorithms, object or source code, lab journals, data, customer or sourcing information, expertise within an entity, marketing strategies, and sales analyses (“Trade Secrets”); and (g) domain names, website names and world wide web addresses;

“Interim Order” means the interim order of the Court contemplated by Section 2.4 of this Agreement and made pursuant to the CBCA, providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of Novadaq and Stryker, each acting reasonably);

“Key Employee” means any of Rick Mangat, Roger Deck, Derrick Guo, Tom Tamberrino, Lori Swalm, Art Bailey, John Fengler, Matthias Reif, and Joe Kletzel, and “Key Employees” means all of them;

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws;

“Leased Real Property” has the meaning ascribed thereto in Section 3.1(p)(ii);

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Product and Trial Information” has the meaning ascribed thereto in Section 3.1(ee)(vi);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NASDAQ” means the NASDAQ Global Market;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“No-Action Letter” means a letter or other notification in writing from the Commissioner to Stryker or Novadaq, or any of their affiliates as the case may be, that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of any of the transactions contemplated by this Agreement;

“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Entity to assess and certify the conformity of a medical device with the requirements of Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended from time to time, and applicable harmonized standards;

“Novadaq Benefit Plans” means all health, welfare, dental, vision, sickness, death, life, cafeteria, flexible spending, supplemental unemployment benefit, bonus, change of control, profit sharing, option, insurance, incentive, incentive compensation, or deferred compensation plans, share purchase, share compensation, or other equity-based compensation plans, disability, pension or retirement income or savings plans, employee stock ownership plan or employee stock purchase plans, or vacation or other paid time off, severance, employment or individual consulting agreements and any other material employee compensation arrangement or benefit plans, trust, funds, policies, programs, arrangements, or practices which are (a) sponsored, maintained, contributed to or required to be contributed to by Novadaq or its Subsidiaries, or (b) for which Novadaq or its Subsidiaries has any liability or contingent liability with respect to any current or former employee, officer, director or independent contractor of Novadaq or any of its Subsidiaries, excluding Statutory Plans (but including the Novadaq Employee Share Plans);

“Novadaq Board” means the board of directors of Novadaq as the same is constituted from time to time;

“Novadaq Board Recommendation” has the meaning ascribed thereto in Section 2.6(c);

“Novadaq Change in Recommendation” has the meaning ascribed thereto in Section 7.2(a)(iii)(A);

“Novadaq Circular” means the notice of the Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Novadaq Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time;

“Novadaq Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by Novadaq to Stryker in connection with the execution of this Agreement;

“Novadaq DSUs” means deferred share units issued under the Novadaq LTIP;

“Novadaq Employee Share Plans” means the Novadaq LTIP, the Novadaq Option Plan, and the Novadaq Employee Share Purchase Plan, and any other plan under which Novadaq may provide or has provided equity or equity-based incentives to employees, officers, directors, or consultants;

“Novadaq Employee Share Purchase Plan” means the Employee Share Purchase Plan of Novadaq, effective July 1, 2008;

“Novadaq Equity Award Holders” means the holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs;

“Novadaq LTIP” means the Amended and Restated Long Term Incentive Plan of Novadaq effective as of May 17, 2017;

“Novadaq Material Adverse Effect” means any event, change, occurrence, effect, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, states of facts or circumstances (i) is, or would reasonably be expected to be, material and adverse to the business, assets, financial condition or results of operations of Novadaq and its Subsidiaries taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of any of the Arrangement and the other transactions contemplated by this Agreement; except, in the case of clause (i) above, any such event, change, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)	any change or development generally affecting the industries, businesses or segments thereof in which Novadaq and its Subsidiaries operate;

(b)	any change or development in global, national or regional political conditions (including any general strikes or lockouts, riots, general work slowdowns or stoppages, or act of espionage, cyberattack, sabotage or terrorism or any outbreak of hostilities or declared or undeclared war or any escalation or worsening thereof) or any earthquake, flood or other natural disaster or general outbreaks of illness;

(c)	any change in general economic, business, banking or regulatory conditions or in global financial, credit, currency or financial or securities markets in Canada or the United States;

(d)	any change in applicable generally acceptable accounting principles, including IFRS, after the date of this Agreement;

(e)	changes or developments in or relating to currency exchange or interest rates;

(f)	any change in applicable Laws after the date of this Agreement (provided that this clause (f) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws);

(g)	the execution, announcement or pendency of this Agreement or the consummation of the transactions contemplated herein or the identity of Stryker as the potential acquiror of Novadaq, including any material loss of, or materially adverse change in, the relationship of Novadaq or any of its Subsidiaries with any of its current Key Employees, lenders, suppliers or contractual counterparties (provided that this clause (g) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(h)	actions or inactions expressly required by this Agreement or that are taken with the prior written consent of Stryker (provided, that this clause (h) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(i)	any matter which has been disclosed by Novadaq in Sections 1.1 [Permitted Liens], 3.1(o)(ii) [Undisclosed Liabilities], 3.1(r)(v) and 3.1(r)(vi) [Intellectual Property], 3.1(s)(vii) [Employment Matters], 3.1(v) [Taxes], 3.1(ee)(iii) and 3.1(ee)(iv) [FDA and Related Matters] and 3.1(ff)(ii) [Healthcare Regulatory Compliance] of the Novadaq Disclosure Letter;

(j)	the failure to obtain any of the Regulatory Approvals;

(k)	any change in the market price or trading volume of any securities of Novadaq or any suspension of trading in securities generally on any securities exchange on which any securities of Novadaq trade (it being understood that the causes underlying such changes in market price or trading volume or suspension of trading may be taken into account, to the extent permitted by this Agreement, in determining whether a Novadaq Material Adverse Effect has occurred); or

(l)	the failure, in and of itself, of Novadaq to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (it being understood that the causes underlying such failure may be taken into account, to the extent permitted by this Agreement, in determining whether a Novadaq Material Adverse Effect has occurred);

provided, however, that (i) any such event, change, occurrence, effect, state of facts or circumstances referred to in paragraphs (a) to and including (f) above does not materially and disproportionately affect Novadaq and its Subsidiaries, taken as a whole, compared to other companies operating in the business or industries in which Novadaq and its Subsidiaries operate; and (ii) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Novadaq Material Adverse Effect has occurred.

“Novadaq Material Contract” means in respect of Novadaq or any of its Subsidiaries, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Novadaq Material Adverse Effect; (b) entered into since January 1, 2014 regarding the acquisition of a Person or business, whether in the form of an asset purchase, merger, consolidation or otherwise (including any such agreement, contract or letter of intent that has closed but under which one or more of the parties has executory indemnification, earn-out or other liabilities); (c) under which Novadaq or any of its Subsidiaries has directly or indirectly loaned or advance to a third party or guaranteed any liabilities or obligations of a third party, in each case in excess of $100,000 (and other than any Contract providing for equipment owned by Novadaq to be loaned to third parties in connection with clinical trials and evaluations); (d) that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business of Novadaq and its Subsidiaries, taken as a whole; (e) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person; (f) relating to indebtedness for borrowed money, whether incurred, assumed or secured by any asset; (g) restricting the incurrence of indebtedness by Novadaq or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any licenses on any properties of assets of Novadaq or any of its Subsidiaries; (h) under which Novadaq or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the contract; (i) that creates an exclusive dealing arrangement (including exclusive sales, agency and distribution agreements) or right of first offer or refusal or that is a single-source supply agreement; (j) that purports to limit or restrict Novadaq or any of its affiliates in any material respect from engaging in any line of business or in any geographic area; (k) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (l) under which Novadaq has granted any Person registration rights (including demand and piggy-back registration rights); (m) concerning Intellectual Property other than non-customized software subject to customary “shrink-wrap” or “click-through” type contracts to which Novadaq is a party and that licenses material Intellectual Property to or from Novadaq; (n) material software used by Novadaq other than non-customized software subject to customary “shrink-wrap” or “click-through” type contracts; (o) with a Governmental Entity; (p) that imposes on Novadaq material co-promotion or collaboration obligations with respect to any product or product candidate; or (q) that is otherwise material to Novadaq;

“Novadaq Option Plan” means the Third Amended and Restated Stock Option Plan of Novadaq effective as of May 17, 2017;

“Novadaq Options” means options to purchase Novadaq Shares granted under the Novadaq Option Plan;

“Novadaq Public Documents” means all forms, reports, schedules, statements and other documents which are publicly filed by Novadaq pursuant to the Canadian Securities Laws or the U.S. Securities Laws;

“Novadaq RSUs” means restricted share units issued under the Novadaq LTIP;

“Novadaq Shareholder Approval” means the approval of the Arrangement Resolution by Novadaq Shareholders at the Shareholder Meeting in accordance with Section 2.4(b);

“Novadaq Shareholders” means the registered and/or beneficial holders of Novadaq Shares and, for the purposes of the Shareholder Meeting, the Arrangement Resolution and Novadaq Shareholder Approval, includes the Novadaq Equity Award Holders to the extent required by, and on the terms specified in, the Interim Order;

“Novadaq Shares” means the common shares in the authorized share capital of Novadaq;

“Novadaq Termination Payment” has the meaning ascribed thereto in Section 7.3(b);

“Novadaq Termination Payment Event” has the meaning ascribed thereto in Section 7.3(c);

“Open Source Software” means any software for which the original source code is made freely available and may be redistributed and modified, including software meeting the Open Source Definition of the Open Source Initiative (opensource.org) or software that is subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), the Apache License (ASL), any “copyleft” license or any other license, that requires as a condition of use, modification or distribution of such software that such software or other software combined or distributed with it be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Outside Date” means March 31, 2018, or such later date as may be agreed to in writing by the Parties; provided that any Party may, no later than 5:00 p.m. (Toronto time) on the date that is not less than five (5) Business Days immediately prior to the original Outside Date, elect to extend the Outside Date by delivering a written notice to the other Parties stating that if on the Outside Date, the conditions set forth in Section 6.1(c) (but only as it relates to any Law or Order pertaining to a Regulatory Approval) or Section 6.1(d) have not been satisfied or waived but all other conditions to effect the Arrangement set forth in Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time, which conditions shall be capable of being satisfied on such original Outside Date), then the Outside Date shall be extended by 30 days; provided, further, that (a) there shall be no more than two of such 30-day extensions and (b) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the conditions set forth in Section 6.1(c) (but only as it relates to any Law or Order pertaining to a Regulatory Approval) or Section 6.1(d) is primarily the result of such Party’s failure to comply with its covenants in this Agreement.

“Parties” means Novadaq, Stryker, and Acquireco and “Party” means any one of them, as the context requires;

“Permitted Liens” means, in respect of Novadaq or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes not at the time due and payable or otherwise contested in good faith or for which adequate reserves have been established;

(b)	restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements, or other registered agreements or instruments in favour of any Governmental Entity, easements, rights-of-way, servitudes, rental pool agreements or other similar rights in or with respect to real property granted to or reserved by other persons or properties, which individually or in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto and provided that same have been complied with;

(c)	inchoate or statutory Liens or privileges imposed by Law such as contractors, subcontractors, carriers, warehousemen’s, mechanics, builder’s, workers, suppliers, and materialmen’s and others in respect of the construction, maintenance, repair or operation of real or personal property;

(d)	any security given to a public or private utility or other service provider or any other Governmental Entity when required by such utility or other Governmental Entity in connection with the operations of such person in the ordinary course of its business, but only to the extent relating to costs and expenses for which payment is not due;

(e)

any right reserved to or vested in any Governmental Entity by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Entity or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(f)	subdivision plans, site plans, subdivision plats, maps, surveys and similar instruments registered or recorded in the ordinary course of business which do not materially impair the use of or the operation of the business of such Person or the property subject thereto and provided the same have been complied with;

(g)	the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from the Crown or similar Governmental Entity of any owned, leased or licenced real property;

(h)	such other immaterial imperfections or immaterial irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties;

(i)	purchase money liens and liens securing rental payments under capital lease arrangements;

(j)	Liens as listed and described in Section 1.1 of the Novadaq Disclosure Letter;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means any data or information in any media that is used or reasonably capable of being used to identify an individual, browser, or device and any other data or information that constitutes personal data or personal information under any Law to which Novadaq or any of its Subsidiaries is subject, and includes, but is not limited to, an individual’s first and last name, home or other physical address, telephone number, fax number, email address or other online identifier, Social Security number or other third-party issued identifier (including state identification number, driver’s license number, or passport number), biometric data, health or medical information, credit card or other financial information (including bank account information), employment-related information, IP address and cookie information, or any other browser- or device-specific number or identifier; provided that none of the foregoing shall be considered “Personal Information” to the extent such information does not constitute personal data or personal information under applicable Laws;

“Plan of Arrangement” means the plan of arrangement of Novadaq, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of Novadaq and Stryker, each acting reasonably) in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.8(a);

“Privacy Laws” means any Laws relating to the protection of Personal Information (including HIPAA, other federal, provincial and state private sector, health sectoral privacy and security breach notification Laws) in the United States, Canada, and any other jurisdiction, and Anti-Spam Laws;

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Processing” or “Processed” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, including collection, access, acquisition, creation, derivation, recordation, organization, storage, adaptation, alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, making available, alignment, combination, blocking, storage, retention, deleting, erasure, or destruction;

“Proposed Agreement” has the meaning ascribed thereto in Section 5.5(f);

“Public Official” has the meaning ascribed thereto in Section 3.1(cc);

“Registrations” means Authorizations, approvals, clearances, licenses, permits, certificates or exemptions issued by any Regulatory Authority or Governmental Entity (including 510(k) or pre-market notification clearances, pre-market approvals, new drug applications, investigational device exemptions, investigational new drug applications, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the products of Novadaq;

“Regulatory Approvals” means the Competition Act Approval and the HSR Approval;

“Regulatory Authority” means the FDA and any other federal, state, local or foreign Governmental Entity that regulates the research, clinical investigation, marketing, distribution, advertising, labeling, promotion, sale, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, drugs, or human cells, tissues, and cellular and tissue-based products (HCT/Ps) and any Notified Body;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the environment or within any building, structure, facility or fixture;

“Representatives” has the meaning ascribed thereto under Section 5.5(a);

“Response Period” has the meaning ascribed thereto under Section 5.5(f)(v);

“Review Board” means any domestic or foreign institutional review board, privacy board, or ethics committee reviewing any clinical trial involving any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Authority” means the applicable securities commission or securities regulatory authority of a province or territory of Canada;

“Security Breach” means any actual, suspected, reported, or claimed (a) loss or misuse (by any means) of Personal Information; (b) unauthorized, and/or unlawful Processing, corruption, sale, or rental of Personal Information; or (c) other act or omission that has compromised the security, confidentiality, or integrity of Personal Information or the security or operation of Novadaq’s information technology systems or networks;

“Shareholder Meeting” means the special meeting of Novadaq Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Software” has the meaning ascribed thereto in Section 3.1(r)(xiv);

“SSA” has the meaning ascribed thereto in Section 3.1(ff)(ii);

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance Laws;

“Stryker Board” means the board of directors of Stryker as the same is constituted from time to time;

“Stryker Material Adverse Effect” has the meaning ascribed thereto in Section 4.1(a);

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire at least 80% of the outstanding Novadaq Shares or all or substantially all of the assets of Novadaq and its Subsidiaries on a consolidated basis made by an arm’s length third party after the date of this Agreement: (a) that did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and Novadaq; (b) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Novadaq Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel); (c) that is not subject to a due diligence and/or access condition; (d) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and (e) in respect of which the Novadaq Board and any relevant committee thereof determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to Novadaq Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Stryker pursuant to Section 5.5(g));

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.5(f)(iii);

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other like charges imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Terminating Party” has the meaning ascribed thereto in Section 7.2(b);

“Termination Notice” has the meaning ascribed thereto in Section 7.2(b);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.9;

“Trade Control Laws” has the meaning ascribed thereto in Section 3.1(gg)(i);

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Voting Debt” has the meaning ascribed thereto in Section 3.1(i)(ii); and

“WARN Act” has the mean ascribed thereto in Section 5.1(h).

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time References

In this Agreement, unless otherwise expressly provided or unless the contrary intention appears, references to time are to local time in Toronto, Ontario.

1.6	Currency

Unless otherwise stated, all references in this Agreement to (a) sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars and (b) US$ are to United States dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Novadaq shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Novadaq required to be made shall be made in accordance with IFRS consistently applied.

1.8	Knowledge

(a)	In this Agreement, references to “the knowledge of Novadaq” means the actual knowledge of Rick Mangat, Roger Deck, Derrick Guo and Lori Swalm, and is deemed to include the knowledge that each would have after due and diligent inquiry.

(b)	In this Agreement, references to “the knowledge of Stryker” means the actual knowledge of Michael D. Hutchinson and Michael Cartier, and is deemed to include the knowledge that each would have after due and diligent inquiry.

1.9	Statutes

In this Agreement, any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10	Capitalized Terms

Unless otherwise expressly provided therein, all capitalized terms used in any Schedule or in the Novadaq Disclosure Letter have the meanings ascribed to them in this Agreement.

1.11	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Form of Plan of Arrangement

Schedule B – Form of Arrangement Resolution

1.12	Novadaq Disclosure Letter

The Novadaq Disclosure Letter itself and all information contained in it is Confidential Information and subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Novadaq and Stryker agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Stryker Approval

Stryker represents and warrants to Novadaq that the Stryker Board has unanimously determined that the Arrangement and entry into this Agreement are in the best interests of Stryker.

2.3	Novadaq Approval

Novadaq represents and warrants to Stryker that:

(a)	the Novadaq Board has unanimously determined that:

(i)	the Arrangement is fair to Novadaq Shareholders;

(ii)	it will recommend that Novadaq Shareholders vote in favour of the Arrangement Resolution; and

(iii)	the Arrangement and entry into this Agreement are in the best interests of Novadaq; and

(b)	the Novadaq Board has received oral opinions from the Financial Advisors, which opinions shall each be memorialized in the written Fairness Opinions (copies of which Novadaq shall deliver to Stryker, for informational purposes only, as promptly as practicable once received by Novadaq following execution of this Agreement), that the aggregate Consideration to be received by Novadaq Shareholders pursuant to the Arrangement is fair from a financial point of view to Novadaq Shareholders.

2.4	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event no later than July 7, 2017, Novadaq shall apply to the Court in a manner acceptable to Stryker, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Shareholder Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be: (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Novadaq Shareholders present in person or represented by proxy at the Shareholder Meeting; and (ii) if, and to the extent, required, a simple majority of the votes cast by Novadaq Shareholders present in person or represented by proxy at the Shareholder Meeting excluding the votes cast by Novadaq Shareholders that are required to be excluded pursuant to MI 61-101 for purposes of the Arrangement;

(c)	that the Shareholder Meeting may be adjourned or postponed from time to time by the Novadaq Board subject to the terms of this Agreement without the need for additional approval of the Court;

(d)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of Novadaq, including quorum requirements and other matters, shall apply in respect of the Shareholder Meeting;

(e)	for the grant of the Dissent Rights to registered holders of Novadaq Shares as set forth in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)	for such other matters as Stryker or Novadaq may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.5	Shareholder Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.5(b)) receipt of the Interim Order, Novadaq shall:

(a)	convene and conduct the Shareholder Meeting in accordance with its constating documents, the Interim Order and applicable Laws, as soon as reasonably practicable, and in any event on or before August 8, 2017;

(b)	in consultation with Stryker, fix and publish a record date for the purposes of determining Novadaq Shareholders entitled to receive notice of and vote at the Shareholder Meeting and give notice to Stryker of the Shareholder Meeting;

(c)	allow Stryker’s representatives and legal counsel to attend the Shareholder Meeting;

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Shareholder Meeting without Stryker’s prior written consent, except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid Novadaq Shareholder action (which action is not solicited or proposed by Novadaq or the Novadaq Board and subject to compliance by Novadaq with Section 5.2(c)); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)

unless the Novadaq Board has made a Novadaq Change in Recommendation in accordance with the applicable provisions of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Stryker and at the expense of Stryker, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(f)	provide Stryker with copies of or access to information regarding the Shareholder Meeting generated by any dealer or proxy solicitation services firm engaged by Novadaq, as requested from time to time by Stryker;

(g)	promptly advise Stryker as frequently as Stryker may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Shareholder Meeting, as to the aggregate tally of the proxies received by Novadaq in respect of the Arrangement Resolution;

(h)	promptly advise Stryker of any written communication from any Novadaq Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Novadaq Shareholder of Dissent Rights received by Novadaq in relation to the Arrangement and any withdrawal of Dissent Rights received by Novadaq and any written communications sent by or on behalf of Novadaq to any Novadaq Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Stryker;

(j)	not change the record date for the Novadaq Shareholders entitled to vote at the Shareholder Meeting in connection with any adjournment or postponement of the Shareholder Meeting unless required by Law; and

(k)	at the reasonable request of Stryker from time to time, promptly provide Stryker with a list (in both written and electronic form) of: (i) the registered Novadaq Shareholders, together with their addresses and respective holdings of Novadaq Shares; (ii) the names and addresses (to the extent in Novadaq’s possession or otherwise reasonably obtainable by Novadaq) and holdings of all Persons having rights issued by Novadaq to acquire Novadaq Shares (including Novadaq Equity Award Holders); and (iii) participants in book-based systems and non-objecting beneficial owners of Novadaq Shares, together with their addresses and respective holdings of Novadaq Shares. Novadaq shall from time to time require that its registrar and transfer agent furnish Stryker with such additional information, including updated or additional lists of Novadaq Shareholders and lists of holdings and other assistance as Stryker may reasonably request.

2.6	Novadaq Circular

(a)

Subject to Stryker’s compliance with Section 2.6(d), Novadaq shall (i) as promptly as reasonably practicable following execution of this Agreement, prepare the Novadaq Circular together with any other documents required by applicable Laws in connection with the Shareholder Meeting and (ii) as promptly as reasonably practicable after obtaining the Interim Order, file the Novadaq Circular in all jurisdictions where the same is required to be filed and mail the Novadaq Circular to each Novadaq Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case, using commercially reasonable efforts so as to permit the Shareholder Meeting to be held by the date specified in Section 2.5(a).

(b)	On the date of mailing thereof, Novadaq shall ensure that the Novadaq Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit Novadaq Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Shareholder Meeting, and, without limiting the generality of the foregoing, shall ensure that the Novadaq Circular will not contain any misrepresentation (except that Novadaq shall not be responsible for any information included in the Novadaq Circular relating to Stryker and its affiliates that was provided by Stryker expressly for inclusion in the Novadaq Circular pursuant to Section 2.6(d)).

(c)	The Novadaq Circular shall: (i) include a copy of the Fairness Opinions as well as a summary of the methodology, information and analysis underlying each Fairness Opinion; (ii) state that the Novadaq Board has received the Fairness Opinions, and has unanimously determined, after receiving legal and financial advice, that the Arrangement is fair, from a financial point of view, to Novadaq Shareholders and that the Arrangement and entry into this Agreement are in the best interests of Novadaq; and (iii) contain the unanimous recommendation of the Novadaq Board to Novadaq Shareholders that they vote in favour of the Arrangement Resolution (the “Novadaq Board Recommendation”).

(d)	Stryker shall provide Novadaq, on a timely basis, with all information regarding Stryker and its affiliates as required by applicable Laws for inclusion in the Novadaq Circular or in any amendments or supplements to such Novadaq Circular. Stryker shall ensure that such information does not include any misrepresentation concerning Stryker or its affiliates. Stryker and Novadaq shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Novadaq Circular and to the identification in the Novadaq Circular of each such advisor.

(e)

Stryker and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Novadaq Circular and related documents prior to the Novadaq Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Stryker and its legal counsel, provided that all information relating solely to Stryker and its affiliates included in the Novadaq Circular shall be in form and content approved in writing by Stryker, acting reasonably. Novadaq shall provide Stryker with final copies of the Novadaq Circular prior to the mailing to Novadaq Shareholders.

(f)	Stryker shall indemnify and save harmless Novadaq and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Novadaq or any of its Representatives may be subject or which Novadaq or any of its Representatives may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Novadaq Circular that was furnished by Stryker, its affiliates and their respective Representatives acting on their behalf, in writing, for inclusion in the Novadaq Circular.

(g)	Novadaq and Stryker shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Novadaq Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Novadaq Circular as required or appropriate, and Novadaq shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Novadaq Circular to Novadaq Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.7	Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Shareholder Meeting by Novadaq Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Novadaq shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Novadaq Shareholder Approval is obtained.

2.8	Court Proceedings

Subject to the terms of this Agreement, Stryker shall cooperate with and assist Novadaq in seeking the Interim Order and the Final Order, including by providing to Novadaq, on a timely basis, any information reasonably required to be supplied by Stryker in connection therewith. Novadaq shall provide Stryker’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Novadaq shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with Stryker’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Stryker to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Stryker’s obligations, or diminishes or limits Stryker’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. Novadaq shall also provide to Stryker’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on Novadaq in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Novadaq indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Novadaq shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Novadaq shall not object to Stryker’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that Novadaq is advised of the nature of any submissions with reasonably sufficient time prior to the hearing and agrees with them, acting reasonably, and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Novadaq shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Novadaq is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Stryker.

2.9	Arrangement and Effective Date

(a)	The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6, each of Stryker, Acquireco and Novadaq shall execute and deliver such closing documents and instruments and on the fifth Business Day following satisfaction or waiver of such conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Time) shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 192 of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

(b)	The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, 63rd Floor, Toronto, Ontario M5X 1B8 at 10:00 a.m. (Eastern time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.10	Payment of Consideration

Stryker or Acquireco will, following receipt by Novadaq of the Final Order and not later than the Business Day prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to Novadaq Shareholders pursuant to the Plan of Arrangement.

2.11	Announcement and Shareholder Communications

Stryker and Novadaq shall mutually agree on the form of initial press release to be issued by each of them with respect to this Agreement as soon as practicable after its due execution. Except as required by Law, Stryker and Novadaq agree to cooperate in the preparation of presentations, if any, to Novadaq Shareholders regarding the transactions contemplated by this Agreement. Prior to the Effective Time, each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof, shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall consider to incorporate the comments of the other Party in good faith; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements to the extent relating to this Agreement or the Arrangement, are limited in content to that contained in the most recent press releases, public disclosures or public statements made by the Parties with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, the provisions of this Section 2.11 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the Novadaq Circular, the Interim Order or the Final Order which are governed by other Sections of this Agreement.

2.12	Withholding Taxes

Stryker, Novadaq, Acquireco and the Depositary, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts otherwise payable or otherwise deliverable to any Novadaq Shareholders (including in their capacity as former Novadaq Equity Award Holders) or any other Person under the Plan of Arrangement or this Agreement such amounts as Stryker, Novadaq, Acquireco or the Depositary, as applicable, reasonably determines are required to be deducted or withheld from such consideration or other amount payable under any provision of any Law in respect of Taxes. Any such amounts will be deducted and withheld from the consideration or such other amount payable pursuant to the Plan of Arrangement or this Agreement, remitted to the relevant Governmental Entity, and treated for all purposes under this Agreement as having been paid to Novadaq Shareholders (including in their capacity as former Novadaq Equity Award Holders) or any other Person in respect of which such deduction, withholding and remittance was made.

2.13	Guarantee of Stryker

Stryker hereby (a) unconditionally and irrevocably guarantees in favour of Novadaq the due and punctual performance by Acquireco of each and every of Acquireco’s covenants, obligations and undertakings hereunder, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full; and (b) agrees to be jointly and severally liable with Acquireco for the truth, accuracy and completeness of all of Acquireco’s representations and warranties hereunder. Stryker hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of Acquireco’s liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of Stryker’s guarantee. Stryker hereby agrees that Novadaq shall not have to proceed first against Acquireco in respect of any such matter before exercising its rights under this guarantee against Stryker and Stryker agrees to be jointly and severally liable with Acquireco for all guaranteed obligations as if it were the principal obligor of such obligations. Stryker acknowledges that Novadaq is relying on this Section 2.13 in entering into this Agreement.

2.14	Adjustments to Consideration

If, on or after the date of this Agreement, Novadaq sets a record date, or otherwise declares, sets aside or pays any dividend, then: (a) to the extent that the amount of such dividends or distributions per Novadaq Share does not exceed the Consideration, the Consideration shall be reduced by the per Novadaq Share amount of such dividends or distributions and (b) to the extent that the amount of such dividends or distributions per Novadaq Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of Acquireco or another Person designated by Acquireco or Stryker.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF NOVADAQ

3.1	Representations and Warranties

Except as set forth in (i) the Novadaq Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate) or (ii) the Novadaq Public Documents filed since January 1, 2017 (excluding any disclosures set forth in any “risk factor” section or market risk section, in any “forward-looking statements” or any other general statements regarding risks or uncertainties that are similarly predictive or forward-looking in nature) (and provided that the representations and warranties contained in Section 3.1(a) [Organization], Section 3.1(b) [Authorization; Validity of Agreement; Company Action], Section 3.1(e) [Consents and Approvals; No Violations], Section 3.1(g) [Compliance with Laws and Constating Documents], Section 3.1(i) [Capitalization; Listing], Section 3.1(hh) [Brokers; Expenses] and Section 3.1(ii) [No “Collateral Benefit”] shall only be qualified by reference to the corresponding disclosures set forth in the Novadaq Disclosure Letter), Novadaq hereby represents and warrants to Stryker and Acquireco the representations and warranties set forth in this Section 3.1 as of the date hereof and as of the Effective Date and acknowledges that Stryker and Acquireco are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)	Organization.

(i)	Novadaq is duly continued and validly existing under the CBCA and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Novadaq is duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect.

(ii)	Novadaq has heretofore delivered to Stryker complete and correct copies of the Articles of Amendment and Bylaws of Novadaq as presently in effect. Novadaq has made available to Stryker true, complete and correct copies of the minutes of, and resolutions approved and adopted at, all meetings of the Novadaq Board, held since January 1, 2015, for which minutes or resolutions have been prepared. Novadaq is not (A) in violation of any of the provisions of its Articles of Amendment, (B) as it relates to any action taken in connection with this Agreement, in violation of any of the provisions of its Bylaws and (C) otherwise, in material violation of any of the provisions of its Bylaws.

(b)

Authorization; Validity of Agreement; Company Action. Novadaq has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and, subject to obtaining the Novadaq Shareholder Approval in the manner required by the Interim Order and approval of the Court, to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Novadaq of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Novadaq of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the Novadaq Board, and no other corporate proceeding on the part of Novadaq is necessary to authorize the execution, delivery and performance by Novadaq of this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the approval by the Novadaq Board of the Novadaq Circular and the Novadaq Shareholder Approval in the manner required by the Interim Order and approval by the Court. This Agreement has been duly and validly executed and delivered by Novadaq and, assuming due and valid authorization, execution and delivery of this Agreement by Stryker and Acquireco, is a valid and binding obligation of Novadaq enforceable against Novadaq in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	Board Approvals. The Novadaq Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Novadaq and the Novadaq Shareholders; (ii) approved this Agreement, the Arrangement and the other transactions contemplated by this Agreement in all respects; (iii) made the Novadaq Board Recommendation; and (iv) directed that the approval of the adoption of this Agreement be submitted for the consideration of the Novadaq Shareholders at the Shareholder Meeting. As of the date hereof, none of the aforesaid actions by the Novadaq Board has been amended, rescinded or modified.

(d)	Required Vote. The Novadaq Shareholder Approval is the only vote or consent of holders of Novadaq Shares necessary to authorize this Agreement or to consummate the Arrangement and the other transactions contemplated by this Agreement.

(e)	Consents and Approvals; No Violations. The execution and delivery by Novadaq of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of Novadaq or any of its Subsidiaries;

(B)	any Contract or Authorization to which Novadaq or any of its Subsidiaries is a party or by which Novadaq or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect; or

(C)	any Law to which Novadaq or any of its Subsidiaries is subject or by which Novadaq or any of its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect;

(ii)

other than the Novadaq Material Contracts listed in Section 3.3(e)(ii) of the Novadaq Disclosure Letter, give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any material right or material obligation or the loss of any benefit to which Novadaq is entitled, under any Novadaq Material Contract or Authorization to which Novadaq or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect; or

(iii)	other than the Novadaq Material Contracts listed in Section 3.3(e)(iii) of the Novadaq Disclosure Letter, give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person under, any Novadaq Material Contract or Authorization, or result in the imposition of any Lien upon any of Novadaq’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect.

Other than the Regulatory Approvals, compliance with applicable Laws, with stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Certificate of Arrangement and the Articles of Arrangement, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, any Governmental Entity is necessary on the part of Novadaq or any of its Subsidiaries for the consummation by Novadaq of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations, actions and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Novadaq Material Adverse Effect.

(f)	Subsidiaries.

(i)	All of Novadaq’s Subsidiaries or interests (whether registered or beneficial) in any Person are set forth in Section 3.1(f)(i) of the Novadaq Disclosure Letter. The following information with respect to each Subsidiary of Novadaq is accurately set out in Section 3.1(f)(i) the Novadaq Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation. Novadaq does not otherwise own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any business.

(ii)

Each Subsidiary of Novadaq that is a limited partnership has been duly created and is validly existing under the laws of its jurisdiction of formation and, except where it has not had and would not, individually or in the aggregate, be reasonably expected to have a Novadaq Material Adverse Effect, each such limited partnership’s general partner has the corporate power and authority, in its capacity as general partner of the limited partnership, to own its assets and conduct its business as now being owned and conducted by it, for and on behalf of the limited partnership.

(iii)	Each Subsidiary of Novadaq that is a corporation is duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and, except where it has not had and would not, individually or in the aggregate, be reasonably expected to have a Novadaq Material Adverse Effect, has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Each Subsidiary of Novadaq that is a limited liability company is duly organized and is validly existing under the Laws of its jurisdiction of organization and, except where it has not had and would not, individually or in the aggregate, be reasonably expected to have a Novadaq Material Adverse Effect, has the limited liability company power and authority to own its assets and conduct its business as now owned and conducted. Each Subsidiary of Novadaq is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Novadaq Material Adverse Effect.

(iv)	Novadaq is, directly or indirectly, the registered and beneficial owner of all of the issued and outstanding securities of each Novadaq Subsidiary, free and clear of all Liens (other than Permitted Liens), and all such securities have been duly and validly authorized and issued, are fully paid, and if the Subsidiary is a corporation, are non-assessable. No such securities have been have been issued in violation of any Law or pre-emptive or similar rights.

(v)	True and complete copies of the constating documents of each of Novadaq’s Subsidiaries have been disclosed in the Data Room, and no action has been taken to amend or supersede such documents.

(g)	Compliance with Laws and Constating Documents.

(i)	Except as would not, individually or in the aggregate, have had or reasonably be expected to have a Novadaq Material Adverse Effect, Novadaq and its Subsidiaries have complied with all applicable Laws. No notice, charge, claim or action has been received by Novadaq or any of its Subsidiaries or has been filed, commenced or, to the knowledge of Novadaq, brought, initiated or threatened against Novadaq or any of its Subsidiaries alleging any violation of any such Laws;

(ii)

Other than non-compliance or violations which, individually or in the aggregate, have had or would reasonably be expected to have a Novadaq Material Adverse Effect, none of Novadaq or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents.

(h)	Authorizations. Except as it has not had and would not, individually or in the aggregate, have a Novadaq Material Adverse Effect, Novadaq and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of Novadaq and its Subsidiaries or otherwise in connection with carrying on the business and operations of Novadaq and its Subsidiaries in compliance in all respects with all applicable Laws. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect, (i) such Authorizations are in full force and effect in accordance with their terms; (ii) Novadaq and its Subsidiaries, since January 1, 2014, have fully complied with and are in compliance with all Authorizations; (iii) there is no action, investigation or proceeding pending or, to the knowledge of Novadaq, threatened, regarding any Authorization; and (iv) none of Novadaq or any of its Subsidiaries or, to the knowledge of Novadaq, any of their respective officers or directors has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations and all such Authorizations continue to be effective in order for Novadaq and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Novadaq, no Person other than Novadaq or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorizations, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Novadaq and its Subsidiaries, taken as a whole.

(i)	Capitalization; Listing.

(i)

The authorized share capital of Novadaq consists of an unlimited number of Novadaq Shares and an unlimited number of preferred shares. As of the close of business on the Business Day prior to the date of this Agreement, there were (A) 57,805,954 Novadaq Shares validly issued and outstanding as fully-paid and non-assessable shares of Novadaq; (B) no preferred shares issued or outstanding; (C) 3,964,394 outstanding Novadaq Options providing for the issuance of up to 3,964,394 Novadaq Shares upon the exercise thereof and 700,414 notional Novadaq Options; (D) Novadaq RSUs that will result in the issuance of up to 182,428 Novadaq Shares upon the vesting thereof in accordance with the Novadaq LTIP and 334,142 notional Novadaq RSUs; and (E) Novadaq DSUs that will result in the issuance of up to 62,800 Novadaq Shares upon vesting in accordance with the Novadaq LTIP and 105,854 notional Novadaq DSUs. All outstanding Novadaq Shares have been, and all Novadaq Shares issuable upon the exercise or vesting of rights under the Novadaq Options, the Novadaq RSUs and the Novadaq DSUs in accordance with their terms have been duly authorized in accordance with the respective terms thereof, validly issued, fully paid and nonassessable.

(ii)	There is no indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of Novadaq or any of its Subsidiaries issued and outstanding.

(iii)	Except for the Novadaq Options, Novadaq RSUs and Novadaq DSUs referred to in Section 3.1(i)(i) and other than as disclosed in Section 3.1(i)(iii) of the Novadaq Disclosure Letter, (1) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted share awards, restricted share unit awards, agreements, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock of, or other equity interests in, Novadaq or any of its Subsidiaries obligating Novadaq or such Subsidiary to issue, transfer, register or sell or cause to be issued, transferred, registered or sold any shares of capital stock or Voting Debt of, or other equity interest in, Novadaq or such Subsidiary or securities convertible into or exchangeable for such shares or equity interests or other securities, or obligating Novadaq or such Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, restricted share award, restricted stock share award, agreement, arrangement, understanding or commitment; (2) there are no outstanding agreements, arrangements, understandings or commitments of Novadaq or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Novadaq Shares or such Subsidiary or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of Novadaq or any of its Subsidiaries; (3) there are no outstanding agreements or binding commitments of Novadaq or any of its Subsidiaries requiring it to provide any amount of funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any Person; and (4) there are no outstanding or authorized share appreciation, phantom share, restricted share units, performance-based awards, profit participation or other similar rights with respect to Novadaq or any of its Subsidiaries.

(iv)

Section 3.1(i)(iv) of the Novadaq Disclosure Letter sets forth, with respect to each Novadaq Option outstanding as of the close of business on the Business Day prior to the date of this Agreement, (A) the holder of each Novadaq Option; (B) the number of Novadaq Shares issuable therefor or the number of notional Novadaq Shares in respect thereof, as the case may be; (C) the purchase price payable therefor upon the exercise of each such Novadaq Option; and (D) the date on which such Novadaq Option was granted. All of the Novadaq Options have been granted solely to employees, consultants (who are individuals) or directors of Novadaq or its Subsidiaries. The exercise price of each Novadaq Option is not (and is not deemed to be) less than the fair market value of a Novadaq Share as of the date of grant of such Novadaq Option. All grants of Novadaq Options were validly issued and properly approved by the Novadaq Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws. Section 3.1(i)(iv) of the Novadaq Disclosure Letter sets forth, with respect to each Novadaq RSU, notional Novadaq RSU, Novadaq DSU and notional Novadaq DSU, in each case outstanding as of the date of this Agreement, (A) the holder of each such award; (B) the number of Novadaq Shares or notional Novadaq Shares, as the case may be, subject to the award; (C) the date on which such Novadaq RSU or Novadaq DSU was granted; and (D) the expiry date of the Novadaq RSUs. As of the close of business on the Business Day prior to the date of this Agreement, no Novadaq Options, Novadaq RSU, Novadaq DSU or any other equity or equity-based awards were granted and are outstanding other than those granted under the Novadaq Employee Share Plan and set forth on Sections 3.1(i)(i) and 3.1(i)(iv) of the Novadaq Disclosure Letter. Novadaq has provided to Stryker all forms of option award agreements and all forms of restricted shares and deferred share award agreements governing Novadaq Options, Novadaq RSUs and Novadaq DSUs.

(v)	The Novadaq Employee Share Plans and the issuance of Novadaq Shares under such plans (including all outstanding Novadaq Options, Novadaq RSUs and Novadaq DSUs) have been recorded on Novadaq’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(vi)	There are no shareholder agreements, voting trusts or other agreements or understandings to which Novadaq or any of its Subsidiaries is a party relating to the voting or disposition of any shares of Novadaq or any of its Subsidiaries.

(vii)	All dividends or distributions on securities of Novadaq or any of its Subsidiaries that have been declared or authorized have been paid in full.

(viii)	From the close of business on the Business Day prior to the date of this Agreement to the time of execution this Agreement, (A) Novadaq has not issued any Novadaq Shares except (i) upon the exercise of Novadaq Options and the settlement of Novadaq RSUs or Novadaq DSUs outstanding as of the close of business on the Business Day prior to the date of this Agreement and (ii) pursuant to issuances under the Novadaq Employee Share Purchase Plan with respect to the offering period that was in progress on the date of this Agreement; and (B) Novadaq has not granted any Novadaq Options, Novadaq RSUs, Novadaq DSUs or any other awards under any Novadaq Employee Share Plan.

(j)	Reporting Issuer Status and Stock Exchange Compliance.

(i)	As of the date hereof, Novadaq is a reporting issuer not in default (or the equivalent) under Canadian Securities Laws in each of the provinces and territories of Canada. There is no Order delisting, suspending or cease trading any securities of Novadaq. The Novadaq Shares are listed and posted for trading on the TSX and NASDAQ, and are not listed on any market other than TSX and NASDAQ, and Novadaq is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(ii)	Novadaq has not taken any action to cease to be a reporting issuer in any jurisdiction (including the United States), province or territory nor has Novadaq received notification from the Ontario Securities Commission or the U.S. Securities and Exchange Commission or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or state of the United States, in each case seeking to revoke Novadaq’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Novadaq is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and Novadaq is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(k)	U.S. Securities Law Matters.

(i)	Novadaq is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940.

(ii)	Novadaq is not, has not previously been and on the Effective Date will not be a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(l)

Reports. Since January 1, 2016, Novadaq has timely filed true and correct copies of Novadaq Public Documents that Novadaq is required to file under (i) Canadian Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) or (ii) U.S. Securities Laws. Such Novadaq Public Documents, at the time filed (A) (1) did not contain any misrepresentation and (2) complied in all material respects with the applicable requirements of Canadian Securities Laws; and (B) (1) did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) complied as to form in all material respects with the applicable requirements of U.S. Securities Laws. Any amendments to the Novadaq Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Novadaq has not filed any confidential material change report with any

Governmental Entity which at the date hereof remains confidential or any other confidential filings (including redacted filings) filed under Canadian Securities Laws, U.S. Securities Laws or with any Governmental Entity.

(m)	Comments, Review, Audits, Etc. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Novadaq Public Documents and, to the knowledge of Novadaq, neither Novadaq nor any of the Novadaq Public Documents is the subject of an ongoing audit, review, comment or investigation by the Ontario Securities Commission, the U.S. Securities and Exchange Commission and any other Securities Authority or the TSX or NASDAQ.

(n)	Financial Statements.

(i)	The audited consolidated financial statements for Novadaq as of and for each of the fiscal years ended on December 31, 2016 and December 31, 2015 (including any notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the interim unaudited consolidated financial statements for Novadaq for the three month period ended March 31, 2017 (including any notes or schedules thereto and related management’s discussion and analysis) have been, and all financial statements of Novadaq (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by Novadaq in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Novadaq and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements.

(ii)	Except as set forth in the financial statements described in Section 3.1(n)(i), there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Novadaq or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)	The financial books, records and accounts of Novadaq and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS, and (ii) accurately and fairly reflect the basis for Novadaq’s financial statements in all material respects.

(iv)	The management of Novadaq has established and maintains a system of disclosure controls and procedures (as such term is defined in National

Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Novadaq in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Novadaq in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Novadaq’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)	Novadaq maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Novadaq and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Novadaq and its Subsidiaries are being made only with authorizations of management and directors of Novadaq and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Novadaq or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Novadaq, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Novadaq that are reasonably likely to adversely affect the ability of Novadaq to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Novadaq.

(vi)

None of Novadaq, any of its Subsidiaries or, to the knowledge of Novadaq, any director, officer, employee, auditor, accountant or representative of Novadaq or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Novadaq or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Novadaq or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Novadaq Board.

(o)	Undisclosed Liabilities.

(i)	Except for liabilities and obligations (A) reflected or to the extent reserved against on the unaudited consolidated balance sheet of Novadaq as of March 31, 2017, (B) incurred in the ordinary course of business consistent with past practice since March 31, 2017 or (C) that would not, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, neither Novadaq or any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS.

(ii)	As of the date hereof, the principal amount of all indebtedness for borrowed money of Novadaq and its Subsidiaries, including capital leases, is disclosed in Section 3.1(o)(ii) of the Novadaq Disclosure Letter.

(p)	Real Property and Personal Property.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, Novadaq and its Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their respective properties and assets, free and clear of all Liens, except for Permitted Liens. Novadaq and its Subsidiaries enjoys peaceful and undisturbed possession under all occupancy agreements for Leased Real Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect.

(ii)	Section 3.1(p)(ii) of the Novadaq Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of all real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement (whether written or otherwise)) by Novadaq or any of its Subsidiaries in connection with the operation of Novadaq’s or such Subsidiary’s business as it is now being conducted (collectively, including the improvements thereon, the “Leased Real Property”).

(iii)

Except as set forth in Section 3.1(p)(iii) of the Novadaq Disclosure Letter, no Person, other than Novadaq or its Subsidiaries, possesses, uses or occupies all or any portion of any Leased Real Property. Section 3.1(p)(iii)

of the Novadaq Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all subleases, licenses or other occupancy arrangements (whether written or otherwise) pursuant to which any Person, other than Novadaq or its Subsidiaries, possesses, uses or occupies all or any portion of the Leased Real Property.

(iv)	Novadaq and its Subsidiaries do not own in fee any real property. With respect to the Leased Real Property, there are no pending or, to the knowledge of Novadaq, threatened proceedings to take all or any portion of the Leased Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof.

(v)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any real property (or any portion thereof or interest therein) or any of the material assets owned or, to the knowledge of Novadaq, leased or otherwise held, by Novadaq or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(vi)	No material breach of any covenant affecting the titles to real property owned, leased or licenced by Novadaq and its Subsidiaries is outstanding.

(vii)	There are no disputes regarding boundaries, easements, covenants or other matters relating to any real property owned or, to the knowledge of Novadaq, leased by, Novadaq and its Subsidiaries, that could reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect.

(viii)	The current use of any real property owned, leased or licenced by Novadaq and its Subsidiaries that is material to the business of Novadaq and its Subsidiaries, taken as a whole, is the lawful use under the relevant jurisdictions planning legislation.

(ix)	All required consents and approvals have been obtained in respect of the development of any real property owned and, to the knowledge of Novadaq, leased or licenced, by Novadaq and its Subsidiaries and any alteration, extension or other improvement thereof, except as would not, individually or in the aggregate, reasonably be expected to have a Novadaq Material Adverse Effect.

(q)	Environmental Matters.

(i)	Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect:

(A)	Novadaq and its Subsidiaries since January 1, 2012, have been at all times since that date and are in compliance with all applicable

Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws;

(B)	Novadaq and its Subsidiaries have not received since January 1, 2012, and are not subject to any pending or, to the knowledge of Novadaq, threatened Environmental Claim and have not received since that date any request for information from any Person, including any Governmental Entity, related to liability under or compliance with any applicable Environmental Law;

(C)	with respect to real property that is currently leased or operated by Novadaq or any of its Subsidiaries or was formerly owned, leased, or operated by Novadaq or any of its Subsidiaries, to the knowledge of Novadaq, there have been no Releases of Hazardous Substances by Novadaq or any of its Subsidiaries or any other Person on or underneath any of such real property that requires or is likely to require Cleanup by Novadaq or any of its Subsidiaries under applicable Environmental Laws; and

(D)	except for any customary indemnification terms in leases for the Leased Real Property, Novadaq and its Subsidiaries have not entered into any written agreement or incurred any legal obligation providing for or requiring it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Substances, or otherwise arising in connection with or under Environmental Laws.

(ii)	Novadaq has provided or made available to Stryker a true, complete and correct copy of: (A) all material reports, studies, analyses and audits in its possession, custody or control relating to Novadaq or any of its Subsidiaries compliance with or liability under applicable Environmental Laws; (B) all material permits, authorizations, licenses, exemptions and other governmental authorizations issued to it pursuant to applicable Environmental Laws; and (C) all significant correspondence by Novadaq or any of its Subsidiaries with Governmental Entities relating to liabilities pursuant to Environmental Law or with respect to Hazardous Substances, or with other Persons as to which a material dispute has arisen pursuant to Environmental Laws or with respect to Hazardous Substances.

(r)	Intellectual Property.

(i)	Section 3.1(r)(i) of the Novadaq Disclosure Letter sets forth a true, complete and correct list, as of the applicable date set out in the Novadaq

Disclosure Letter, of all pending applications and issued and granted registrations for Intellectual Property material to the business of Novadaq and/or its Subsidiaries, in each case that are owned, co-owned or filed by Novadaq or any of its Subsidiaries, with the owner, country(ies) or region, registration and application numbers, as applicable, and applicable dates indicated.

(ii)	Except as set forth on Section 3.1(r)(ii) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries own, or have a valid right to use, all Intellectual Property material to the conduct of its business as it is currently conducted, and such ownership or right to use shall not be distinguished, modified or abridged, in any material respect, upon completion of the Arrangement including any loss or impairment of or payment of any additional amounts with respect to such Intellectual Property.

(iii)	With respect to Intellectual Property which is currently utilized in the business of Novadaq and/or its Subsidiaries, including the applications and registrations for Intellectual Property set forth in Section 3.1(r)(i) of the Novadaq Disclosure Letter, (A) except for Intellectual Property that is licensed in by Novadaq or one of its Subsidiaries: (i) Novadaq or one of its Subsidiaries is the sole and exclusive owner of such Intellectual Property, or in the case of domain names, the authorized registrant, free and clear of all Liens other than Permitted Liens, and (ii) Novadaq or one of its Subsidiaries has maintained such Intellectual Property such that, to the knowledge of Novadaq, all currently required filings and recordations have been made under applicable legal requirements and have been made with the proper Governmental Entities for the purposes of creating and maintaining ownership in such Intellectual Property and recording the ownership interests therein of Novadaq or such Subsidiary; and (B) to the knowledge of Novadaq, all Novadaq’s and its Subsidiaries rights in such Intellectual Property are subsisting, valid and in full force and effect. Notwithstanding the foregoing, this Section 3.1(r)(iii) shall not be interpreted to give any representations, warranties or other assurances that any applications filed by Novadaq or any of its Subsidiaries for patents not yet granted or issued will be granted or issued.

(iv)	To the knowledge of Novadaq, the use of Novadaq’s and its Subsidiaries’ Intellectual Property as currently used by Novadaq or its Subsidiaries, and the conduct of the business of Novadaq or its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person.

(v)	Except as listed in Section 3.1(r)(v) of the Novadaq Disclosure Letter:

(A)	no actual claims, before any court or Governmental Entity, are pending or threatened in writing, or, to the knowledge of Novadaq, otherwise threatened, against Novadaq or any of its Subsidiaries with respect to the ownership, scope (as to patent claims), validity, enforceability, infringement or misappropriation of any Intellectual Property owned by Novadaq or any of its Subsidiaries; and

(B)	to Novadaq’s knowledge, no actual claims, before any court or Governmental Entity, are pending or threatened in writing, or otherwise threatened, against Novadaq or any of its Subsidiaries with respect to the ownership, scope (as to patent claims), validity, enforceability, infringement or misappropriation of any Intellectual Property licenced by Novadaq or any of its Subsidiaries.

(vi)	Except as listed in Section 3.1(r)(vi) of the Novadaq Disclosure Letter, to the knowledge of Novadaq, there is no unauthorized use, disclosure, infringement, misappropriation, or other violation of Novadaq’s or its Subsidiaries’ Intellectual Property by any third party, and no such claims have been asserted or threatened against any third party by Novadaq or any of its Subsidiaries.

(vii)	Novadaq and its Subsidiaries have at all times taken reasonable measures to (A) protect any material Trade Secrets of Novadaq and its Subsidiaries against unauthorized access, disclosure, use, modification or other misuse and (B) control the process of modifying technologies owned or licensed by Novadaq or any of its Subsidiaries to avoid the disclosure of material Trade Secrets or the use of such Trade Secrets in such a way as to compromise the value of such Trade Secrets to the business of Novadaq or its Subsidiaries, including in each case entering into non-disclosure arrangements with third parties. To the knowledge of Novadaq, there has been no material unauthorized access, disclosure or use of any material Trade Secrets owned, or exclusively licensed by Novadaq or any of its Subsidiaries.

(viii)

Novadaq and its Subsidiaries have obtained written non-disclosure and assignment agreements, which to the knowledge of Novadaq are valid and enforceable, from all current and former employees and consultants who independently or jointly contributed to the creation or development of any Intellectual Property which is currently utilized in the business of Novadaq and/or its Subsidiaries (except to the extent such assignment occurs pursuant to the operation of Law), and such agreements assign and/or require the assignment to Novadaq or its Subsidiaries of all right, title, and interest in and to any and all Intellectual Property developed by such employees or consultants in their respective capacities as employees or consultants, and require such employees or consultants to maintain Trade Secrets and other confidential and proprietary information of Novadaq and its Subsidiaries in confidence. Except as set forth on Section 3.1(r)(viii) of the Novadaq Disclosure Letter, no consultant who independently or jointly contributed to the conception, creation or development of any Intellectual Property which is currently utilized in the business of Novadaq and/or its Subsidiaries has retained any rights or interest in such Intellectual Property.

(ix)	To the knowledge of Novadaq, no current or former employee or consultant of Novadaq or its Subsidiaries (A) is in violation of any (1) material term or covenant of any contractual or other obligation to Novadaq or any of its Subsidiaries relating to invention disclosure, invention assignment, non-disclosure or non-competition, or (2) any applicable material non-disclosure obligation or restrictive covenant obligation for the benefit of any former employer of such employee or consultant, by virtue of such employee or consultant being employed by, or performing services for, Novadaq or any of its Subsidiaries, or using Trade Secrets or Confidential Information of such former employer for the benefit of Novadaq or its Subsidiaries, or (B) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Novadaq or its Subsidiaries that is subject to any agreement under which such employee or consultant has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(x)	Novadaq and its Subsidiaries have, in all material respects, complied with all applicable Privacy Laws, contractual requirements, as well as applicable rules, policies and procedures relating to privacy, data protection and Processing of Personal Information to which Novadaq or any of its Subsidiaries has had access or has collected, used, held or otherwise processed in the conduct of its business. Novadaq and its Subsidiaries have delivered and made available to Stryker true and complete copies of all their respective written policies and procedures relating to the Processing and security of Personal Information. All transfers of Personal Information to Stryker comply with any privacy policies or statements that Novadaq or its Subsidiaries have made and applicable Law. No notices (whether written or, to the knowledge of Novadaq, oral), complaints or inquiries have been received by, and no claims are pending (whether by a Governmental Entity or Person), or, to the knowledge of Novadaq, threatened against Novadaq or any of its Subsidiaries alleging a violation of any third party’s privacy, Personal Information or data rights, including any alleged violation of Privacy Laws.

(xi)	Except as disclosed Section 3.1(r)(xi) of the Novadaq Disclosure Letter, there are no settlements, forbearances to sue, consents, Orders or similar obligations to which Novadaq or any of its Subsidiaries is a party or is subject that restrict, in any material respect, Novadaq’s or any of its Subsidiaries’ rights to use, enjoy or exploit any of its material Intellectual Property or permit third parties to use any of Novadaq’s or any of its Subsidiaries’ material Intellectual Property.

(xii)	Except as set forth in the Novadaq Material Contracts and otherwise in the normal course of business of Novadaq and its Subsidiaries, Novadaq and its Subsidiaries have not entered into any material contractual obligation requiring it to indemnify any other Person against infringement or other violation of the Intellectual Property of any Person, except as such indemnification may be required under the Uniform Commercial Code in the United States or any similar applicable legal requirement anywhere in the world relative to Novadaq’s sale of any products, nor has Novadaq entered into any contractual obligation requiring Novadaq to grant any Person the right to bring infringement actions or otherwise enforce rights with respect to any of the material Intellectual Property of Novadaq and its Subsidiaries.

(xiii)	Section 3.1(r)(xiii) of the Novadaq Disclosure Letter lists substantially all Open Source Software that may be incorporated into, or combined with, any product of Novadaq or its Subsidiaries. Except as would not reasonably be expected to have a Novadaq Material Adverse Effect, no Open Source Software has been used in or is being used in, embedded or incorporated into, integrated or bundled with, or linked with or to, any product of Novadaq or any of its Subsidiaries under any license requiring Novadaq or any of its Subsidiaries:

(A)	to disclose any source code of any product of Novadaq or its Subsidiaries;

(B)	to license the source code of any product of Novadaq or its Subsidiaries for the purpose of making derivative works; or

(C)	to make available for redistribution to any Person the source code of any product of Novadaq or its Subsidiaries at no charge,

in each case, excluding any obligation to disclose or license Open Source Software obtained or received by Novadaq from a third party.

(xiv)

With regard to software that has been developed specifically for and at the request of Novadaq or its Subsidiaries and is owned or purported to be owned by Novadaq or any of its Subsidiaries (“Software”): (A) except as set out on Section 3.1(r)(xiv) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries have not assigned, delivered, licensed or made available, and does not have any obligation to assign, deliver, license or make available, the source code for any such software to any third party, including any escrow agent or similar Person, and the completion of the

Arrangement, or any other transactions contemplated by this Agreement, will not entitle any customer or other third party to obtain a copy of the source code for the Software; and (B) Novadaq and its Subsidiaries have implemented and maintained industry standard measures and controls to prevent the introduction into any of its software any code designed or intended to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or to damage or destroy data or files without the user’s consent.

(xv)	Novadaq and its Subsidiaries have not received any unresolved, written claims or, to the knowledge of Novadaq, any unwritten claims, with respect to material functional aspects of their Software or to the terms and requirements of all applicable warranties and other Contracts relating thereto.

(xvi)	Section 3.1(r)(xvi) of the Novadaq Disclosure Letter lists all material third party software that is incorporated into, or combined with, any product of Novadaq or its Subsidiaries other than Open Source Software. Neither Novadaq nor any of its Subsidiaries are in breach of any licence with respect to such software in any material respect. The computer software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized and/or software systems that are used or relied on by Novadaq or its Subsidiaries are adequate for the operation of its business as currently conducted.

(xvii)	Novadaq and its Subsidiaries maintain reasonable and appropriate measures, including reasonable steps when using vendors, to protect the privacy, operation, confidentiality, integrity, and security of all Personal Information against a Security Breach, consistent with industry practice and applicable Law. Except as set forth on Section 3.1(r)(xvii) of the Novadaq Disclosure Letter, during the three (3) years prior to the date hereof, (A) there have been no material Security Breaches in Novadaq’s or any of its Subsidiaries’ information technology systems, products, or networks and or, to the knowledge of Novadaq, any third party acting on their behalf, (B) there have been no disruptions in Novadaq’s or any of its Subsidiaries’ information technology systems, products, or networks that materially adversely affected Novadaq’s and its Subsidiaries’ business or operations, and (C) Novadaq and its Subsidiaries are not aware of and do not have any reason to believe that there are any material data security or other technological vulnerabilities with respect to Novadaq’s or its Subsidiaries’ information technology systems, products, or networks.

(xviii)	No Intellectual Property owned by Novadaq or any of its Subsidiaries and currently utilized and material to its business, as currently conducted, is being used or enforced by Novadaq or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any such Intellectual Property.

(s)	Employment Matters.

(i)	Section 3.1(s)(i) of the Novadaq Disclosure Letter sets forth a complete and accurate list of the employees of Novadaq and its Subsidiaries, together with their titles, service dates, age (solely with respect to such employees based in Canada but to the extent required by applicable Law, provided without disclosing the identity of the specific individuals), and terms of employment, including current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise) or other material compensation paid since the beginning of the most recently completed fiscal year (including the date of payment) or payable to each such employee and the date upon which each such term of employment became effective if it became effective in the 12 month period prior to the date of this Agreement. Section 3.1(s)(i) of the Novadaq Disclosure Letter also lists employees of Novadaq and its Subsidiaries on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such employee.

(ii)	Novadaq has provided or made available to Stryker current and complete copies of all employment Contracts to which Novadaq or a Subsidiary thereof is a party or otherwise bound. No employee of Novadaq or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results by Law from the employment of an employee without an agreement as to notice or severance and there are no (A) retention or change of control agreements or any other agreements providing for retention, severance, change of control or termination payments to any director or executive officer or employee of Novadaq and its Subsidiaries, or (B) plans, programs, bonus pools or other arrangement that would entitle any Novadaq employee to a payment in circumstances involving a change of control of Novadaq. No Key Employee has given notice of resignation of employment and, to the knowledge of Novadaq, no Key Employee has any plans to terminate his or her employment.

(iii)	Except as provided in this Agreement or in Section 3.1(s)(iii) of the Novadaq Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (whether alone or in conjunction with any other event, such as a termination of employment) (A) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the Novadaq employees, (B) increase the compensation or benefits otherwise payable to any Novadaq employee, including under any Novadaq Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Novadaq Employee Share Plan (except for outstanding or notional Novadaq Options, Novadaq DSUs and Novadaq RSUs), (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code, (E) entitle the recipient of any payment or benefit to receive “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit payments, or (F) result in the triggering or imposition of any restrictions or limitations on the rights of Novadaq to amend or terminate any Novadaq Benefit Plan.

(iv)	None of Novadaq or any of its Subsidiaries (A) is a party to any collective bargaining agreement with respect to any Novadaq employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of Novadaq, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Novadaq by way of certification, interim certification, voluntary recognition or succession rights. There is no labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of Novadaq threatened against Novadaq or any of its Subsidiaries and no such event has occurred within the last two (2) years.

(v)	None of Novadaq or any of its Subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Novadaq, threatened against Novadaq or any of its Subsidiaries.

(vi)	No trade union has applied to have Novadaq or any of its Subsidiaries declared a common or related employer pursuant to the Labour Relations Act, 1995 (Ontario) or any similar legislation in any jurisdiction in which Novadaq or any of its Subsidiaries carries on business.

(vii)

Except as set forth on Section 3.1(s)(vii) of the Novadaq Disclosure Letter, none of Novadaq or any of its Subsidiaries is subject to any current, pending or, to the knowledge of Novadaq, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal, discrimination or retaliation, or any other tort claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labour.

(viii)	Except as set forth on Section 3.1(s)(viii) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, immigration, Tax withholding, labour relations, wage and hour, including pay equity, and Privacy Laws relating to employee Personal Information, and there are no current, pending, or to the knowledge of Novadaq, threatened proceedings before any court, Governmental Entity, board or tribunal with respect to any of the areas listed herein, except for such proceedings which individually or in the aggregate would not be reasonably expected to have a Novadaq Material Adverse Effect. To the extent that Novadaq or any of its Subsidiaries is a U.S. federal contractor, Novadaq and any such Subsidiary is in compliance in all material respects with all laws, obligations, requirements, rules, regulations, or contract provisions that may apply by virtue of being a federal contractor, including any affirmative action or equal opportunity requirements, recordkeeping, reporting, and notification requirements imposed or enforced by the Office of Federal Contract Compliance Programs, and there are no current, pending, or to the knowledge of Novadaq, threatened investigations, audits, or enforcement actions with respect to such requirements.

(ix)	All current assessments under workers’ compensation legislation in relation to Novadaq and its Subsidiaries and all of its contractors and subcontractors have been paid or accrued. Novadaq and its Subsidiaries have not been and is not subject to any additional or penalty assessment under such legislation which has not been paid or has been given notice of any audit. Moreover, accident cost experience of Novadaq and its Subsidiaries are such that there are no pending nor, to the knowledge of Novadaq, potential assessments, experience rating changes or claims which could adversely affect the premium payments or accident cost experience of Novadaq or any of its Subsidiaries or result in any additional payments in connection with the Novadaq.

(x)

Novadaq has made available to Stryker for review all inspection reports, workplace audits, wage and hours audits (including pay equity analyses) or written equivalent, made under any occupational health and safety legislation which relate to Novadaq or any of its Subsidiaries. There are no outstanding inspection Orders or written equivalent made under any occupational health and safety legislation that relate to Novadaq or any of its Subsidiaries. There have been no fatal or critical accidents in the last three (3) years. To the knowledge of Novadaq, there are no materials present in the assets owned or used by Novadaq or any of its Subsidiaries or conditions present in the businesses conducted by the Novadaq, exposure to which could result in a disease caused by employment or peculiar to or characteristic of such materials or conditions or characteristic of a particular industrial process, trade or occupation, including all occupational diseases as defined in the Workplace Safety and Insurance Act (Ontario) and its schedules and regulations. Novadaq and its Subsidiaries have complied in all respects with any Orders issued under any occupational health and safety legislation. There are no appeals of any Orders under any occupational health and safety legislation against Novadaq or any of its Subsidiaries which are currently outstanding.

(xi)	To the knowledge of Novadaq, there are no Contracts in respect of independent contractors or consultants with whom their relationship with the Novadaq or any of its Subsidiaries is or should be, at Law, an employment relationship.

(t)	Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement, since December 31, 2016:

(i)	through the date of this Agreement, Novadaq and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice;

(ii)	Novadaq has not suffered a Novadaq Material Adverse Effect;

(iii)	there has been no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Novadaq Material Adverse Effect; and

(iv)	through the date of this Agreement, except as set forth in Section 3.1(t) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(d) or in clauses (i), (vi), (vii), (viii), and (ix) of Section 5.1(b).

(u)

Litigation; Orders. There is no suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending or, to the knowledge of Novadaq, threatened against or naming as a party thereto Novadaq, any of its Subsidiaries or any of their respective property or assets or any of their respective current or former directors, officers or employees (in their capacities as such) that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to Novadaq and its Subsidiaries, taken as a whole or (ii) as of the date of this

Agreement, has impaired, or would reasonably be expected, individually or in the aggregate, to impair, in any material respect, the ability of Novadaq to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. No Order is outstanding against Novadaq, any of its Subsidiaries or any of their respective properties or assets that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to Novadaq and its Subsidiaries, taken as a whole or (ii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate to impair, in any material respect, the ability of Novadaq to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. Except as set forth in Section 3.1(u) of the Novadaq Disclosure Letter, since January 1, 2014, there have not been any product liability, manufacturing or design defect, warranty, field repair or other material product-related claims by any third party (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (A) services rendered by Novadaq or any of its Subsidiaries or (B) the sale, distribution or manufacturing of products, including medical products and devices, by Novadaq or any of its Subsidiaries that, in each case (in (A) or (B)) have been, or would reasonably be expected to be, individually or in the aggregate, material to Novadaq and its Subsidiaries, taken as a whole. As of the date hereof, Novadaq and its Subsidiaries do not have any material suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending against any other Person.

(v)	Taxes.

(i)	Each of Novadaq and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects. Neither Novadaq nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return other than extensions that are automatically granted.

(ii)

Novadaq and each of its Subsidiaries have paid all material Taxes, including instalments required by applicable Law on account of Taxes for the current year, which are due and payable by it (whether or not assessed by the appropriate Governmental Entity), and Novadaq has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Novadaq for any Taxes of Novadaq and each of its Subsidiaries that have not been paid with respect to the period covered by such financial statements whether or not shown as being due on any Tax

Returns. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, No liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)	Each of Novadaq and its Subsidiaries has duly and timely withheld all material Taxes required by Law to be withheld by it (including material Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iv)	Except as set forth on Section 3.1(v)(iv) of the Novadaq Disclosure Letter, each of Novadaq and its Subsidiaries has duly and timely collected all material amounts on account of any material sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(v)	Except as set forth on Section 3.1(v)(v) of the Novadaq Disclosure Letter, there are no proceedings, investigations, audits or claims now pending against Novadaq or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vi)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Novadaq has at all times during its existence been resident in Canada and has never been resident in any other country;

(B)	Each of its Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed, and has never been resident in any other country; and

(C)	Neither Novadaq nor any of its Subsidiaries has, or had, a permanent establishment in a country other than its country of residence.

(vii)	Neither Novadaq nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a Tax Return on a consolidated, affiliated, unitary, or similar basis, or is party to, or otherwise bound by or subject to, any Tax sharing, allocation, indemnification or similar agreement or arrangement.

(viii)	There are no Liens for Taxes upon any properties or assets of Novadaq or any of its Subsidiaries (other than Permitted Liens).

(ix)	Novadaq, and each of its Subsidiaries are, and have been at all relevant times, in compliance in all material respects with all applicable transfer pricing Laws, and have maintained, in all material respects, required documentation (as required under Section 482 of the Code, paragraphs 247(4)(a) to (c) of the Tax Act, or any similar provision of applicable Tax Law), if any, for all transfer pricing arrangements.

(x)	Neither Novadaq nor any of its Subsidiaries has received any notice or inquiry in writing from any Governmental Entity outside of the country in which Novadaq or the Subsidiary, respectively, was formed, to the effect that Novadaq or any of its Subsidiaries is subject to net basis taxation or is tax resident or tax domiciled in any country other than the country in which Novadaq or the Subsidiary, respectively, was formed.

(xi)	Novadaq’s Subsidiary organized in Delaware has not entered into any transaction or arrangement required to be reported as a “reportable transaction” within the meaning of the Code, and the regulations thereunder (or any similar provision of applicable Tax Law).

(xii)	There are no circumstances existing which could result in the application of Section 17, Section 78, Section 79, or Sections 80 to 80.04 or Section 160 of the Tax Act to each of Novadaq and its Subsidiaries.

(xiii)	Novadaq’s Subsidiary organized in Delaware is not a U.S. real property interest (within the meaning of Section 1445 of the Code).

(xiv)	The representations and warranties made in this Section 3.1(v) shall not apply to the extent of Taxes or other Tax consequences directly resulting from any Pre-Acquisition Reorganization.

(w)	Books and Records. The corporate records and minute books of Novadaq and its material Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(x)

Insurance. Section 3.1(x) of the Novadaq Disclosure Letter lists all material insurance policies maintained by or on behalf of Novadaq and its Subsidiaries as of the date of this Agreement. All such policies are in full force and effect and will not terminate by virtue of the transactions contemplated hereby, all premiums due thereon have been paid by Novadaq or one of its Subsidiaries, and Novadaq and its Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. Furthermore, since January 1, 2016 through the date of this Agreement, (a) Novadaq and its Subsidiaries have not received any written or, to the knowledge of Novadaq, oral notice of cancellation or non-renewal of any such policy or arrangement, other than in connection with the normal renewal process, nor is the termination of any such policies, to the knowledge of Novadaq, threatened; and (b) there is no claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements.

(y)	Non-Arm’s Length Transactions.

Other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, Novadaq or any of its Subsidiaries or holder of record or beneficial owner of 10% or more of the Novadaq Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with Novadaq or any of its Subsidiaries.

(z)	Benefit Plans.

(i)	Section 3.1(z)(i) of the Novadaq Disclosure Letter contains a true and complete list of all Novadaq Benefit Plans (including any plans sponsored by a professional employer organization in which Novadaq employees participate or are eligible to participate), and, in respect of each such Novadaq Benefit Plan, where applicable, Novadaq has provided or made available to Stryker current and complete copies of (A) the plan document(s) as amended through the date of this Agreement, or a written summary of any unwritten Novadaq Benefit Plan, (B) the summary plan description and any summaries of material modification required under applicable Law, (C) the annual reports on Forms 5500 for the last three plan years to the extent such reports are required under applicable Law, (D) the most recent actuarial valuation, (E) material contracts including trust agreements, insurance contracts, and administrative services agreements, (F) the most recent determination or opinion letters for any such Novadaq Benefit Plan intended to be qualified under Section 401(a) of the Code, and (G) any non-routine correspondence within the past three years with the U.S. Department of Labor, U.S. Internal Revenue Service, or any other Governmental Entity.

(ii)	Each of the Novadaq Employee Share Plans are and have been established, registered, qualified and administered, in all material respects, in accordance with all applicable Laws and in accordance with their terms.

(iii)	All contributions, premiums or Taxes required to be made or paid by Novadaq in accordance with applicable Laws or under the terms of each Novadaq Employee Share Plan have been made in a timely fashion, and, in all material respects, in accordance with applicable Laws and the terms of such Novadaq Employee Share Plan.

(iv)	None of the Novadaq Benefit Plans is a Canadian Retirement Plan or a Canadian Multi-Employer Plan.

(v)	None of the Novadaq Benefit Plans are subject to Title IV of ERISA, and Novadaq has no liability with respect to any plan that would be subject to Title IV of ERISA.

(vi)	None of the Novadaq Benefit Plans are a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA or a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and Novadaq has no liability with respect to any plan that would be such a “multiple employer plan” or “multiemployer plan.”

(vii)	Each Novadaq Benefit Plan has been established, maintained and administered, in all material respects in accordance with its terms and applicable Laws, and all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect to each Novadaq Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all respects. To the knowledge of Novadaq, there are no investigations by a Governmental Entity or claims (other than routine claims for payment of benefits) pending or threatened involving any Novadaq Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation order or claim (other than routine claims for payment of benefits).

(viii)	No fiduciary (within the meaning of Section 3(21) of ERISA) has breached his or her fiduciary duty with respect to a Novadaq Benefit Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Novadaq Benefit Plan.

(ix)	Each Novadaq Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (or, if such plan uses a prototype or volume submitter plan document, such prototype or volume submitter plan document has received a favorable opinion from the IRS that the form meets the tax qualification requirements and Novadaq is entitled to rely on such favorable opinion) to the effect that such Novadaq Benefit Plan satisfies the requirements of Section 401(a) of the Code, and to the knowledge of Novadaq, nothing occurred that would reasonably be expected to cause the loss of such qualification.

(x)

To the knowledge of Novadaq, there has been no amendment to, announcement by Novadaq or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under, any material Novadaq Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(xi)	Neither Novadaq nor any of its Subsidiaries has any formal plan or has made any promise or commitment to create any additional benefit plans which would be considered to be a Novadaq Benefit Plan once created or to materially improve or change the benefits provided under any Novadaq Benefit Plan.

(xii)	Except as required under Section 4980B of the Code or other applicable Law, none of the Novadaq Benefit Plans provide health and welfare benefits beyond retirement or other termination of service to employees or former employees (or to any spouses, dependants, survivors or beneficiaries of such Persons).

(xiii)	None of the Novadaq Benefit Plans (including the Novadaq Employee Share Plans) provide for benefit increases, payments or the acceleration of, or an increase in, securing or funding obligations that are contingent upon, or will be triggered by, the entering into of this Agreement or the completion of the transactions contemplated herein.

(xiv)	All Novadaq Benefit Plan assets consist of cash, mutual funds or publicly-traded securities.

(xv)	None of the Novadaq Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the Novadaq Benefit Plan or any insurance contract relating thereto, except where such increase or payments, individually or in the aggregate, would not have a Novadaq Material Adverse Effect.

(xvi)	All material data necessary in order for Novadaq to fulfil its obligations in respect of the administration of each Novadaq Benefit Plan is in the possession of Novadaq, its agents or third party administrators, and such data is materially complete and accurate.

(aa)	Restrictions on Business Activities. There is no Contract or Order binding upon Novadaq or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of Novadaq or any of its Subsidiaries or the conduct of business by Novadaq or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than Contracts or Orders which would not, individually or in the aggregate, reasonably be expected to have a Novadaq Material Adverse Effect.

(bb)	Material Contracts.

(i)	Except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect, (i) neither Novadaq or any of its Subsidiaries nor, to the knowledge of Novadaq, any other party, is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Novadaq Material Contracts, and, to the knowledge of Novadaq, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default; and (ii) each of the Novadaq Material Contracts is a valid and binding obligation of Novadaq or one of its Subsidiaries, and, to the knowledge of Novadaq, each other party thereto, enforceable against Novadaq or such Subsidiary and, to the knowledge of Novadaq each other party thereto in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(ii)	Section 3.1(bb) of the Novadaq Disclosure Letter sets forth a list as of the date of this Agreement of the Novadaq Material Contracts. Novadaq has made available to Stryker a true, complete and correct copy (including any material amendment, modification, extension or renewal with respect thereto) of each Novadaq Material Contract.

(cc)	Corrupt Practices Legislation. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, (i) Novadaq and its Subsidiaries have been and are in full compliance with all applicable anti-corruption Laws, including the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada) and (ii) neither Novadaq or its Subsidiaries nor, to the knowledge of Novadaq, any director, officer, agent or employee of Novadaq or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (A) which would violate any applicable Law; or (B) to or for a Public Official with the intention of: (1) improperly influencing any act or decision of such Public Official; (2) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (3) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Section 3.1(cc), “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof, public international organization, any political party or party official, or any candidate for any political office or any official or employee of any public hospital, agency or health care institution.

(dd)	Customers and Suppliers. Section 3.1(dd) of the Novadaq Disclosure Letter sets forth a true, complete and correct list of the five (5) largest suppliers to and the ten (10) largest customers of Novadaq and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2016 as well as a true, complete and correct list of the ten (10) largest suppliers to Novadaq and its Subsidiaries, taken as a whole, for the last three (3) fiscal years ended December 31, 2016. Each list is determined on the basis of the total dollar amount of purchases or sales, as the case may be, showing the total dollar number of purchases from or sales to, as the case may be, each such supplier or customer during such period. Since January 1, 2016 through the date of this Agreement, no material customer or supplier has, to the knowledge of Novadaq, notified Novadaq or any of its Subsidiaries in writing that it intends to terminate, cancel or materially curtail its business relationship with Novadaq or any of its Subsidiaries, other than as a result of the expiration of any contract between the parties pursuant to its terms.

(ee)	FDA and Related Matters.

(i)	Novadaq and its Subsidiaries have all Registrations from the United States Food and Drug Administration (the “FDA”) and comparable Regulatory Authorities or Governmental Entities required to conduct its business as currently conducted, and Section 3.1(ee)(i) of the Novadaq Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of such Registrations. Each of the Registrations is valid and subsisting in full force and effect. Novadaq or one of its Subsidiaries is the sole and exclusive owner of the Registrations and none of the Registrations has been sold, conveyed, delivered, transferred or assigned to another party. Each such Registration (A) has been validly issued or acknowledged by the appropriate Regulatory Authority or Governmental Entity and is in full force and effect, and (B) is transferable to Stryker. To the knowledge of Novadaq, as of the date hereof, neither the FDA nor any comparable Regulatory Authority or Governmental Entity is considering limiting, suspending, cancelling or revoking any such Registration or changing the marketing classification or labeling of the products of Novadaq and its Subsidiaries. Novadaq and its Subsidiaries have fulfilled and performed in all material respects their obligations under each Registration, and, as of the date hereof, to the knowledge of Novadaq, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause suspension, cancellation, revocation or termination of any such Registration. To the knowledge of Novadaq, any third party that is a manufacturer or contractor for Novadaq or any of its Subsidiaries is in compliance with all Registrations insofar as they pertain to the manufacture of product components or products for Novadaq or such Subsidiary.

(ii)

Since January 1, 2012, all products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or one of its Subsidiaries that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority or Governmental Entity have been and are being developed, tested, investigated, manufactured, distributed, marketed and sold in all material respects in compliance with FDA Laws, any comparable Laws enforced by any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of Novadaq or any of its Subsidiaries, any other applicable Law, including those regarding non-clinical research, clinical research, establishment registration, device or drug listing, pre-market notification, good clinical practice, good laboratory practice, good manufacturing practices, quality management systems, labeling, advertising, record-keeping, device or drug importation and exportation, adverse event reporting and reporting of corrections and removals, and with all applicable preclinical and clinical trial protocols, except as set forth in Section 3.1(ee)(ii) of the Novadaq Disclosure Letter. To the knowledge of Novadaq, except as otherwise, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Novadaq Material Adverse Effect, any third party that is a manufacturer or contractor for Novadaq or any of its Subsidiaries is in compliance with all FDA Laws or any other applicable Law insofar as they pertain to the manufacture of product components or products for Novadaq or any of its Subsidiaries.

(iii)

There are no enforcement actions (including any administrative proceeding, prosecution, injunction, seizure, civil penalty, criminal penalty or debarment action) against Novadaq or any of its Subsidiaries or, to the knowledge of Novadaq, any of their officers, employees, or agents, pending or threatened by or on behalf of FDA or any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of Novadaq or any of its Subsidiaries, and there are no facts, circumstances or conditions that could reasonably form the basis of any such action. Except as set forth on Section 3.1(ee)(iii) of the Novadaq Disclosure Letter, since January 1, 2012, Novadaq and its Subsidiaries have not received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other notice, warning, letter or report from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or Registrations. Novadaq and its Subsidiaries are not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Entity, except those related to actions set forth in Section 3.1(ee)(iii) of the Novadaq Disclosure Letter. Novadaq and its Subsidiaries have made all notifications, submissions and reports required by FDA Laws or any other applicable Law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable

Regulatory Authority or Governmental Entity and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Entity. To the knowledge of Novadaq, as of the date hereof, no basis for liability exists with respect to any such notification, submission, or report.

(iv)	Except as set forth on Section 3.1(ee)(iv) of the Novadaq Disclosure Letter, since January 1, 2012, no product distributed or sold by or on behalf of Novadaq or any of its Subsidiaries has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and as of the date hereof, there are no facts or circumstances reasonably likely to cause (A) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such product; (B) a change in the labeling of any such product; or (C) a termination, seizure or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product. No proceedings in Canada, the United States or any other jurisdiction in which Novadaq currently markets its products seeking the withdrawal, recall, correction, suspension, import detention or seizure of any such product are pending or, to the knowledge of Novadaq, threatened against Novadaq or any of its Subsidiaries.

(v)	Neither Novadaq nor any of its Subsidiaries, nor any officer or employee of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any agent of Novadaq or any of its Subsidiaries, has been convicted of a crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Laws, including 21 U.S.C. Section 335a.

(vi)	Complete and accurate copies of the following information have been disclosed in the Data Room: (i) all material filings with the FDA or any comparable Regulatory Authority or Governmental Entity relating to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries, (ii) all material correspondence with the FDA or any comparable Regulatory Authority or Governmental Entity relating to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries, and (iii) all material data, information, results, analyses, publications, and reports relating to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries, including all clinical trial protocols, trial statistical analysis plans and published trial results (collectively, the “Material Product and Trial Information”). The Material Product and Trial Information is a true and correct representation in all material respects of the matters reflected therein.

(vii)	The Registrations and regulatory files, dossiers, and supporting materials of Novadaq and its Subsidiaries with respect to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries have been maintained in all material respects in accordance with applicable Laws, reasonable industry standards, and the standard operating procedures of Novadaq or its Subsidiaries. None of the material filings made by Novadaq or its Subsidiaries with the FDA or any comparable Regulatory Authority or Governmental Entity, or with any Review Board, relating to any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries contained any untrue statement of a material fact or fraudulent statement or omitted to state any material fact necessary to make the statements therein not misleading, and neither Novadaq or its Subsidiaries, nor any officer, employee, or agent of Novadaq or its Subsidiaries, has committed any other act, or made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA or any comparable Regulatory Authority or Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(viii)	To the knowledge of Novadaq, Novadaq and its Subsidiaries have in their possession copies of all of the material documentation in existence on or prior to the date hereof and required to be filed with the FDA or any comparable Regulatory Authority or Governmental Entity for the regulatory approval or registration of any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries.

(ix)	All clinical trials conducted or sponsored by Novadaq or its Subsidiaries which are Applicable Clinical Trials and are required to be registered on clinicaltrials.gov have been properly and duly registered on clinicaltrials.gov.

(x)	All clinical trial results information for clinical trials conducted or sponsored by Novadaq or its Subsidiaries which are Applicable Clinical Trials for which clinical trial results information must be submitted has been properly and duly submitted for posting on clinicaltrials.gov.

(xi)	To the knowledge of Novadaq, all material information as to the safety and efficacy of all products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries has been disclosed in the Data Room.

(xii)	Novadaq and its Subsidiaries are not aware of any information, condition, event, occurrence or circumstance that, to the knowledge of Novadaq,

would reasonably be expected to adversely affect, in any material respect, the acceptance, or the subsequent approval, of any filing, application or request for approval of any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries.

(ff)	Healthcare Regulatory Compliance.

(i)	Neither Novadaq or any of its Subsidiaries, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of Novadaq or any of its Subsidiaries, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with Federal Health Care Program Laws.

(ii)	Neither Novadaq or any of its Subsidiaries, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of Novadaq or any of its Subsidiaries: (A) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (B) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (C) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “SSA”); (D) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (E) to the knowledge of Novadaq, except as set forth on Section 3.1(ff)(ii) of the Novadaq Disclosure Letter, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense.

(iii)

Neither Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any officer or director (as those terms are defined in 42 C.F.R. § 1001.1001) of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.1001 and 42 C.F.R. § 1001.1001(a)(2), respectively) of Novadaq or any of its Subsidiaries, except as it relates to ongoing investigations into claims disclosed in Section 3.1(ff) of the Novadaq Disclosure Letter: has engaged in any activity that is in violation of, is cause for civil or criminal penalties, mandatory or permissive exclusion from a Federal Health Care Program or other administrative sanction under, the U.S. federal Medicare or federal or state Medicaid statutes,

Section 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the U.S. Federal False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), the U.S. Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the U.S. Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.) and any analogous state statutes, the anti-fraud and related provisions of HIPAA, or related regulations, or any other Laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients (collectively, “Federal Health Care Program Laws”), including the following:

(A)	knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(B)	knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

(C)	knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind (A) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Federal Health Care Program; or (B) in return for purchasing, leasing, or ordering, or arranging, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part under any Federal Health Care Program;

(D)	knowingly and willfully offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to any person to induce such person (A) to refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal Health Care Program; or (B) to purchase, lease, order or arrange for or recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part under a Federal Health Care Program unless such offer or payment fully complies with applicable statutory or regulatory safe harbors; and

(E)	any other activity that violates any Law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.

(iv)	Except as set forth on Section 3.1(ff)(ii) of the Novadaq Disclosure Letter, to the knowledge of Novadaq, no Person has filed or has threatened to file against Novadaq or any of its Subsidiaries an action relating to any FDA Law or Federal Health Care Program Law under any federal or state whistleblower statute, including under the U.S. False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(v)	To the knowledge of Novadaq, Novadaq and its Subsidiaries are not in violation of the Federal Privacy and Security Regulations. To the knowledge of Novadaq, Novadaq and its Subsidiaries are not under investigation by, nor have they received any notices, complaints or inquiries from, any Governmental Entity (or any other Person) for a violation of Privacy Laws. To the knowledge of Novadaq, neither Novadaq nor any of its Subsidiaries is a “covered entity” as that term is defined in HIPAA and, without limiting the foregoing, is not in breach of any “business associate contract,” as described in 45 C.F.R. § 164.504(e) of HIPAA. Novadaq and its Subsidiaries have been in compliance in all material respects with Privacy Laws, and have developed, implemented and complied in all material respects with corporate policies and procedures, including training, auditing and monitoring, designed to enable Novadaq and its Subsidiaries to comply and demonstrate compliance with applicable Privacy Laws.

(vi)	To the extent Novadaq or any of its Subsidiaries provides to customers or others reimbursement coding or billing advice regarding products offered for sale by Novadaq or any of its Subsidiaries and procedures related thereto, such advice is (A) true, complete and correct; (B) in compliance with Medicare and other Federal Health Care Program Laws; (C) conforms to the applicable American Medical Association’s Current Procedural Terminology (CPT), the International Classification of Disease, Ninth Revision, Clinical Modification (ICD-9-CM) and other applicable coding systems; (D) includes a disclaimer advising customers to contact individual payers to confirm coding and billing guidelines; and (E) has been independently verified as supporting accurate claims for reimbursement by federal, state and commercial payors.

(vii)	Novadaq, or its applicable Subsidiary, as the case may be, has adopted a code for interactions with healthcare professionals and has an operational healthcare compliance program that applies to sales representatives and their interactions with their physician and hospital customers.

(viii)	Except as would not have, and would not reasonably be expected to have, a Novadaq Material Adverse Effect, (A) all agreements or other arrangements between Novadaq or any of its Subsidiaries and any physician for services are in writing, describe bona fide services required by Novadaq or any such Subsidiary, as the case may be, and provide for compensation that is no more than fair market value in accordance with applicable Laws for such services determined as of the effective date of such agreement; (B) all agreements or arrangements with health care professionals for services to or investments in Novadaq or any of its Subsidiaries, directly or indirectly, to which Novadaq or any of its Subsidiaries is a party as of the date of this Agreement are listed on Section 3.1(ff) of the Novadaq Disclosure Letter, including true, complete and correct details as to amounts paid thereunder for the period specified therein; and (C) all payments made by Novadaq or any of its Subsidiaries to any health care professional for services rendered by such health care professional have been made at fair market value determined as of the effective date of any such agreement entered into by Novadaq or such Subsidiary with any such physician.

(gg)	Trade Control Compliance.

(i)	Novadaq and its Subsidiaries, and, to the knowledge of Novadaq, all Representatives acting on their behalf, are in compliance, and have in the five (5) years prior to the date of this Agreement complied with all applicable Trade Control Laws, except as would not, individually or in the aggregate, have or reasonably be expected to have, a Novadaq Material Adverse Effect. For the purposes of this Section 3.1(gg), “Trade Control Laws” means any applicable export control, import, sanctions, or other trade control statutes, laws, rules, regulations, orders, or other such measures issued or enforced by the Canadian government; any other applicable export control, import, sanctions, or other trade control statutes, laws, rules, regulations, orders or other measures of U.S. trade control authorities, including the U.S. Export Administration Regulations (“EAR,” 15 C.F.R. Parts 730-774) and the statutes pursuant to which the EAR are promulgated and maintained in effect, the economic sanctions statutes, laws, regulations, rules, and orders administered by the United States Government (including those set forth in 31 C.F.R. Parts 500-598), the Foreign Trade Regulations (15 C.F.R. Part 30), the import/customs laws and regulations (including 19 C.F.R. Chapter 1), and the antiboycott laws and regulations in the EAR and Section 999 of the Code; and any other applicable trade control statutes, laws, rules, regulations, or orders of countries other than the United States or Canada (except to the extent inconsistent with U.S. law).

(ii)	None of Novadaq or its Subsidiaries, nor, to the knowledge of Novadaq, any Representatives acting on their behalf, is currently or has in the five

(5) years prior to the date of this Agreement been the subject of any investigation or inquiry undertaken by or penalties imposed by any Governmental Entities related to compliance with Trade Control Laws, and to knowledge of Novadaq, no such investigations, inquiries, or penalties are threatened or pending.

(iii)	None of Novadaq or its Subsidiaries, nor, to the knowledge of Novadaq, any Representatives acting on their behalf, is or was resident or incorporated in, owned or controlled by the government of, or has engaged in any transaction or dealing during the five (5) years preceding the date of this Agreement with Iran, Sudan, Cuba, Syria, or North Korea, or, to the knowledge of Novadaq, has engaged in any transaction or dealing during the five (5) years preceding the date of this Agreement with any entity or individual designated for sanctions by the U.S. or Canadian governments. Novadaq and its Subsidiaries, and any Representatives acting on their behalf, are not currently and have not since December 2014, to the knowledge of Novadaq, engaged in any transaction or dealing with or in the Crimea region of Ukraine.

(hh)	Brokers; Expenses. Except for the fees to be paid to the Financial Advisors pursuant to their respective engagement letters with Novadaq, true and complete copies of which have been provided to Stryker in writing, none of Novadaq, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(ii)	No “Collateral Benefit”. To the knowledge of Novadaq, no related party of Novadaq (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Novadaq Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(jj)	Fairness Opinions. As of the date hereof:

(i)	Piper Jaffray & Co. and Perella Weinberg Partners LP, each a financial advisor to Novadaq (the “Financial Advisors”), has each delivered an oral opinion to the Novadaq Board to the effect that as of the date of such opinion, subject to the assumptions and limitations to be set out in their written opinions related thereto, the Consideration to be received by Novadaq Shareholders pursuant to the Arrangement is fair from a financial point of view to Novadaq Shareholders (the “Fairness Opinions”); and

(ii)	Novadaq has been authorized by the Financial Advisors to permit inclusion of the Fairness Opinions and references thereto in the Novadaq Circular.

(kk)	No other Stryker Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement or in any certificate delivered pursuant to this Agreement, Novadaq hereby acknowledges that none of Stryker, Acquireco or any other Person on their behalf, has made or is making any other express or implied representation or warranty with respect to Stryker, Acquireco or their respective business or operations, including with respect to any information provided or made available to Novadaq or any of its Representatives or any information developed by Novadaq or any of its Representatives.

3.2	Survival of Representations and Warranties

The representations and warranties of Novadaq contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF STRYKER

4.1	Representations and Warranties

Stryker hereby represents and warrants to Novadaq the representations and warranties set forth in this Section 4.1 as of the date hereof and as of the Effective Date and acknowledges that Novadaq is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)	Organization. Each of Stryker and Acquireco is a corporation duly organized and validly existing and in good standing under the Laws of the jurisdiction of its respective incorporation, has full corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Each of Stryker and Acquireco is duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing would not and would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of each of Stryker and Acquireco, as the case may be, to perform its obligations under this Agreement or to consummate the Arrangement and pay the aggregate Consideration, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement (a “Stryker Material Adverse Effect”).

(b)

Authorization; Validity of Agreement; Company Action. Each of Stryker and Acquireco has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Stryker and Acquireco of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Stryker and Acquireco of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the board of directors of each of Stryker and Acquireco, and by Stryker as the sole shareholders of Acquireco, and no other corporate proceeding on the part of Stryker or Acquireco is necessary to authorize the execution, delivery and performance by Stryker and Acquireco of this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement. This Agreement has been duly and validly executed and delivered by Stryker and Acquireco and, assuming due and valid authorization, execution and delivery of this Agreement by Novadaq, is a valid and binding obligation of each of Stryker and Acquireco enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent.

(i)	The execution and delivery by Stryker and Acquireco of this Agreement and the performance by each of them of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of Stryker or Acquireco, except as would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect;

(B)	any Contract to which Stryker or Acquireco is a party or by which Stryker or Acquireco is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect; or

(C)	any Law to which Stryker or Acquireco is subject or by which Stryker or Acquireco is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect;

(ii)

Other than the Regulatory Approvals, compliance with any applicable Laws, stock exchange rules and policies, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Stryker or Acquireco for the consummation by Stryker and Acquireco of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect.

(d)	Litigation. Except as it would not reasonably be expected to have a Stryker Material Adverse Effect, as of the date of this Agreement, there are no actions, suits or proceedings in progress, pending or, to the knowledge of Stryker, threatened, or, to the knowledge of Stryker, investigations by Governmental Entities in progress, pending or threatened, in each of the foregoing cases in this Section 4.1(d), against Stryker, Acquireco, or any of their respective property or assets or, to the knowledge of Stryker, any of their current or former directors or officers (in their capacities as such).

(e)	Available Funds. As of the Effective Time, Stryker will have sufficient available funds to consummate the Arrangement and pay the aggregate Consideration on the terms and subject to the conditions set forth herein, and to satisfy all other obligations payable at or prior to the Effective Time by Stryker and Acquireco pursuant to this Agreement and the Arrangement. Stryker’s and Acquireco’s obligations hereunder are not subject to any conditions regarding Stryker’s, Acquireco’s or any other Person’s ability to obtain financing for the Arrangement and the other transactions contemplated by this Agreement.

(f)	Brokers. Neither Stryker, Acquireco nor any of their respective affiliates has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(g)

No Other Novadaq Representations or Warranties. Each of Stryker and Acquireco acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of Novadaq and its Subsidiaries, as applicable, which it and its Representatives have requested to review, and that it and its Representatives have had reasonable opportunity to meet with the management of Novadaq and to discuss the business and assets of Novadaq and its Subsidiaries. Except for the representations and warranties expressly set forth in this Agreement or in any certificate delivered pursuant to this Agreement, each of Stryker and Acquireco hereby acknowledges that none of Novadaq, its Subsidiaries or any other Person on their behalf, has made or is making any other express or implied representation or warranty with respect to Novadaq or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Stryker,

Acquireco or any of their respective Representatives or any information developed by Stryker, Acquireco or any of their respective Representatives. Each of Stryker and Acquireco (for itself and on behalf of its affiliates) expressly waives any claim relating to the foregoing matters. Each of Stryker and Acquireco hereby acknowledges (for itself and on behalf of its affiliates) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of Novadaq and its Subsidiaries and, in making its determination to proceed with the Arrangement and the transactions contemplated by this Agreement, each of Stryker and Acquireco have relied solely on the representations and warranties expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement, and on the results of their own independent investigation.

(h)	No Vote. No vote of the stockholders of Stryker is required by any applicable Law or the organizational documents of Stryker in connection with the consummation of the Arrangement.

4.2	Survival of Representations and Warranties

The representations and warranties of Stryker contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of Novadaq Regarding the Conduct of Business

Novadaq covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as set forth on Section 5.1 of the Novadaq Disclosure Letter, as expressly required by this Agreement, as required by applicable Law, Governmental Entity or unless Stryker shall otherwise request or agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed):

(a)	Novadaq shall and shall cause each of its Subsidiaries to: (i) conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group;

(b)	without limiting the generality of Section 5.1(a), Novadaq shall not, and shall cause each of its Subsidiaries not to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, directly or indirectly:

(i)	amend or propose to amend its articles or other constating documents;

(ii)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Novadaq Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Novadaq Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Novadaq Options, Novadaq DSUs, Novadaq RSUs or any other equity based awards), other than pursuant to the exercise or vesting of Novadaq Options, Novadaq DSUs and Novadaq RSUs in accordance with their terms;

(iii)	split, combine or reclassify any outstanding Novadaq Shares or the securities of any of its Subsidiaries;

(iv)	declare, set aside or pay any dividend or make any other distribution (whether in cash, securities, or property or any combination thereof), other than cash dividends in the ordinary course;

(v)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Novadaq Shares or other securities of Novadaq or any securities of its Subsidiaries;

(vi)	amend the terms of any securities of Novadaq or any of its Subsidiaries;

(vii)	create any Subsidiary;

(viii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Novadaq or any of its Subsidiaries;

(ix)	reorganize, amalgamate or merge Novadaq or its Subsidiaries with any other Person;

(x)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any tangible assets of Novadaq or any of its Subsidiaries or any interest in any tangible assets of Novadaq or any of its Subsidiaries, except (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $2,000,000 (whether individually or in the aggregate);

(xi)	acquire (by merger, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than purchases of property or assets of any other Person in the ordinary course of business consistent with past practice that do not have a purchase or subscription price greater than $2,000,000 in the aggregate (including any assumed indebtedness);

(xii)	with respect to any material Intellectual Property of Novadaq or any of its Subsidiaries, (A) transfer, assign or license to any Person any rights to such material Intellectual Property (except for licensing non-exclusive rights for the primary purpose of (1) conducting clinical research, entered into with a clinical research organization; (2) material transfer, sponsored research or other similar matters; (3) establishing confidentiality or non-disclosure obligations; (4) conducting clinical trials; or (5) manufacturing, labeling or selling Novadaq’s or any of its Subsidiaries’ products); (B) intentionally abandon, permit to lapse or otherwise dispose of any such material Intellectual Property; (C) make any change in such material Intellectual Property that is or would reasonably be expected to materially impair such material Intellectual Property or Novadaq’s rights with respect thereto; or (D) disclose to any Person (other than Representatives of Stryker or Acquireco), any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to confidentiality obligations;

(xiii)	incur any capital expenditures or enter into any agreement obligating Novadaq or its Subsidiaries to provide for future capital expenditures other than (A) budgeted capital expenditures that that are included in the annual budget for the current fiscal year, a true, complete and correct copy of which is attached to Section 5.1(b)(xiii) of the Novadaq Disclosure Letter, (B) placements of machinery with customers in the ordinary course of business consistent with past practice; or (C) any other capital expenditures not to exceed $2,000,000 in the aggregate;

(xiv)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS;

(xv)	reduce the stated capital of the shares of Novadaq or any of its Subsidiaries;

(xvi)

incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances, in any such individual case, in an amount in excess of $100,000, other than in connection with advances under Novadaq’s or any Subsidiary’s existing credit facilities; provided that any such indebtedness created, incurred, assumed or for which Novadaq or any Subsidiary becomes liable in accordance with the foregoing is prepayable at or prior to the Effective Time without premium, penalty or other incremental costs (including breakage costs) in excess of $100,000, in the aggregate;

(xvii)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation (x) by any Governmental Entity, (y) the settlement of which would result in any relief, other than the payment by Novadaq of an amount in cash, including debarment, corporate integrity agreements, any undertaking restricting the operations of Novadaq’s business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, or notification, repair or replacement; or (z) by the FDA or the United States Department of Justice (or any foreign equivalent thereof) arising under Federal Health Care Program Laws or comparable applicable Laws (or any foreign equivalent thereof)), other than:

(A)	the payment, discharge, settlement or satisfaction of liabilities in an amount less than $100,000 individually or $2,000,000 in the aggregate; or

(B)	payment of any fees related to the Arrangement;

(xviii)	enter into any agreement that, if entered into prior to the date hereof, would have been a Novadaq Material Contract, or modify, amend in any material respect, transfer or terminate any Novadaq Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xix)	enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(xx)	enter into any new line of business outside of imaging technology or other existing product lines of Novadaq, or materially change the business carried on by Novadaq and its Subsidiaries, as a whole;

(xxi)

except as required by the terms of the Novadaq Benefit Plans or any written employment Contracts in effect on the date of this Agreement and disclosed in the Data Room, (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual consultant of Novadaq or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer, employee or individual consultant of Novadaq or any of its Subsidiaries, except in the ordinary course of business consistent with past practice; (C) increase the coverage, contributions, funding requirements or benefits available under any Novadaq Benefit Plan or create any new plan which would be considered to be a Novadaq Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Novadaq or any of its Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except in the ordinary course of business consistent with past practice; (E) make any material determination under any Novadaq Benefit Plan that is not in the ordinary course of business consistent with past practice, other than determinations in furtherance of acceleration, vesting or similar determinations in connection with the transactions described herein; or (F) take or propose any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to (X) guarantee employment for any period of time for, or preclude the ability of Stryker to terminate the employment of, any employee of Novadaq after the Effective Time, (Y) require Stryker to continue any benefit plan or to prevent the amendment, modification or termination thereof after the Effective Date or will prohibit Stryker from amending or terminating any benefit plan or arrangement covering any continuing employee on or after the Effective Date, or (Z) constitute an amendment to any benefit plan;

(xxii)	negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or consultants, any collective bargaining agreement or any Novadaq Benefit Plan, in each case, other than (A) severance agreements entered into in connection with terminating employees (other than Key Employees) in the ordinary course of business consistent with past practice, (B) offer letters entered into in the ordinary course of business, consistent with past practice, that do not provide for severance (except as required by applicable Law) or change in control benefits, or (C) consulting agreements entered into in the ordinary course of business consistent with past practice, (D) amendments required by Law or required to maintain the tax-qualified or registered status of any Novadaq Benefit Plan under Section 401(a) of the Code or other applicable Law or (E) compensation arrangements that are generally consistent with past practice and entered into with employees hired after the date of this Agreement and who earn an annualized base salary or wage not greater than $110,000 (or its equivalent);

(xxiii)	make or forgive any loans or advances to any of its officers, directors, employees, agents or consultants other than making loans pursuant to the terms of Novadaq Benefit Plans as in effect on the date hereof or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

(xxiv)	make any bonus or profit sharing distribution or similar payment of any kind;

(xxv)	waive, release or condition any material non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to Novadaq;

(xxvi)	(A) hire any Person earning an annualized base salary or wage greater than $110,000 (or its equivalent) or (B) terminate, except for cause, the employment of any Person earning an annualized base salary or wage greater than $75,000 (or its equivalent); or

(xxvii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations;

(c)	Novadaq shall use all commercially reasonable efforts to cause its current material insurance (or re-insurance) policies maintained by Novadaq or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.7(a), neither Novadaq nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)	Novadaq and each of its Subsidiaries shall not, without the prior written consent of Stryker, to the extent such action materially affects Novadaq and its Subsidiaries, taken as a whole:

(i)	take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(ii)	amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2016;

(iii)	make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement;

(iv)	enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or

(v)	settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(e)	Novadaq and its Subsidiaries shall use commercially reasonable efforts to not knowingly undertake any transaction or series of transactions that would have the effect of preventing Acquireco, its successor or assigns from obtaining the benefit of a “full tax cost bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of non-depreciable capital property owned by Novadaq;

(f)	Novadaq shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Tax Returns of Novadaq and its Subsidiaries that are required to be filed on or before the Effective Date and that are described in Section 3.1(v)(iv) of the Novadaq Disclosure Letter or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Tax Returns;

(g)	Novadaq shall keep Stryker reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Novadaq and its Subsidiaries, taken as a whole);

(h)	On or before the Effective Time, Novadaq shall provide Stryker with a true, correct and complete list of all employees whose employment has been terminated within ninety (90) calendar days preceding the Effective Time, or whose work hours have been reduced within six (6) months preceding the Effective Time; such list will indicate the employee’s name, site of employment, position or job title, starting date of employment, and date of employment loss, termination or layoff, and, if applicable, the amount of hour reduction for each calendar month during the six (6) month period preceding the Effective Time. Subject to Novadaq providing the list described in the preceding sentence, Novadaq shall be responsible for compliance with the Worker’s Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) and any similar applicable Law or regulation or plan provision with respect to the continued employment of any Novadaq employee after the Effective Time. The parties will cooperate in good faith with regard to any notification that may be required by the WARN Act or other similar applicable Law as a result of the transactions contemplated by this Agreement; and

(i)	Novadaq shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.1 or resolve to do so.

5.2	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 5.4:

(a)	it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to Novadaq Material Contracts; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.2(c), 6.3(a) and 6.3(b); and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)	it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

(c)	it shall use commercially reasonable efforts to: (A) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (B) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (C) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Novadaq or Stryker from consummating the Arrangement; and

(d)	it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

5.3	Covenants of Novadaq Relating to Incentive Awards

At the written request of Stryker, Novadaq shall take such commercially reasonable actions as are necessary under the terms of the Novadaq Employee Share Plans and the Plan of Arrangement, to facilitate the surrender and termination of all Novadaq RSUs, Novadaq DSUs and the Novadaq Options at or prior to the Effective Time on the terms contemplated in the Plan of Arrangement. Stryker acknowledges and agrees that Stryker, Novadaq or any other Person that makes a payment to a holder of Novadaq Options in connection with the surrender or termination of the Novadaq Options that give rise to Tax under the Tax Act will forego that portion of the income Tax deduction under the Tax Act that is attributable to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act. Holders of Novadaq Options who will receive no payment in exchange for the cancellation of their Novadaq Options as a result of the transactions contemplated in this Agreement and in the Plan of Arrangement and who work outside Canada or worked outside Canada when they received their Novadaq Option grant shall receive written notice of the treatment of their Novadaq Options and the opportunity to exercise such Novadaq Options before they are cancelled in accordance with this Agreement and the Plan of Arrangement.

5.4	Regulatory Approvals

(a)	Each of Stryker and Novadaq shall as promptly as practicable and in any case, within fifteen (15) Business Days after the date of this Agreement (unless a later date is otherwise agreed to by Novadaq), file their respective Part IX notification under the Competition Act and file any notification and report form and related material that may be required pursuant to the HSR Act, in each case in respect of the transactions contemplated by this Agreement.

(b)	Stryker shall, as promptly as practicable and in any event within fifteen (15) Business Days after the date of this Agreement (unless a later date is otherwise agreed to by Novadaq), file an application for an Advance Ruling Certificate or No-Action Letter under the Competition Act in respect of the transactions contemplated by this Agreement.

(c)	Each of Stryker and Novadaq shall file, as promptly as practicable after the date of this Agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any Regulatory Approvals.

(d)	Stryker will be responsible for the filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals.

(e)	With respect to obtaining the Regulatory Approvals, each of Stryker and Novadaq shall:

(i)	not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior consent of the other Party;

(ii)	promptly notify the other Party of written or oral communications of any nature from a Governmental Entity relating to any Regulatory Approval and provide the other Party with copies thereof, except to the extent such communications relate to valuation, competitively or commercially sensitive information or other sensitive or privileged information of such Party, which will be provided only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person;

(iii)	subject to Sections 5.4(e)(ii), 5.4(e)(iv) and 5.4(e)(v), respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Entity in respect of any Regulatory Approval;

(iv)	permit the other Party to review in advance any proposed written communications of any nature with a Governmental Entity in respect of any Regulatory Approval, and provide the other Party with final copies thereof except to the extent such communications relate to valuation, competitively or commercially sensitive information or other sensitive or privileged information of such Party, which will be redacted from the draft written communications to be shared with the other Party pursuant to this Section 5.4(e)(iv) and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person; and

(v)	not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Entity in respect of any Regulatory Approval unless it consults with the other Party in advance and gives the other Party the reasonable opportunity to attend and participate thereat.

(f)	In order to permit and cause the Effective Time to occur as soon as possible and prior to the Outside Date, each of Stryker and Novadaq shall use its commercially reasonable efforts to, or cause to be done, all commercially reasonable things necessary, proper or advisable to obtain the Competition Act Approval and the HSR Approval prior to the Outside Date, including by litigating until the Outside Date against any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement on the basis that the Competition Act Approval or the HSR Approval should not be granted.

(g)	Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Novadaq shall not (without the prior written consent of Stryker), and in no event shall Stryker or any of its affiliates be required to, propose, negotiate, agree to, commit to or effect, by consent decree, hold separate orders, or otherwise, (i) any restraint, prohibition, limitation, restriction or alteration to the Arrangement or any of the other transactions contemplated by this Agreement or, in connection with the Arrangement or the other transactions contemplated by this Agreement, any damages, (ii) any restraint, prohibition, limitation, restriction or alteration in any respect, or any conditions on, the ownership or operation by Stryker, or its affiliates or Novadaq of any of the business or assets of Stryker and its affiliates or Novadaq, or disposition of or agreement to hold separate any of the business or assets of Stryker and its affiliates or of Novadaq, in each case as a result of the Arrangement or any of the other transactions contemplated by this Agreement, (iii) any limitations on the ability of Stryker or any of its affiliates to acquire or hold, or exercise full rights of ownership of, the shares of Novadaq, including the right to vote such shares on all matters properly presented to the stockholders of Novadaq, (iv) any restraint, prohibition, limitation, restriction or alteration of Stryker or any of its affiliates from effectively controlling in any material respect the business or operations of Novadaq or (v) the disposition of any assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto.

5.5	Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 5.5, Novadaq and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Novadaq or any of its Subsidiaries (collectively, the “Representatives”):

(i)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Novadaq or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than Stryker and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal; provided that, for greater certainty, Novadaq shall be permitted to: (A) communicate with any Person for the sole purposes of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person; (B) advise any Person of the restrictions of this Agreement; and (C) advise any Person making an Acquisition Proposal that the Novadaq Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	make a Novadaq Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.5(a)(iv); provided that the Novadaq Board has rejected such Acquisition Proposal and affirmed the Novadaq Board Recommendation by press release before the end of such five (5) Business Day period (or in the event that the Shareholder Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Shareholder Meeting); provided, further, that Novadaq shall provide Stryker and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Stryker and its counsel); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.5(e)).

(b)	Novadaq shall, and shall cause its Subsidiaries and Representatives to, without any limitation of the exclusivity provisions set forth in the Confidentiality Agreement, immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than Stryker and its Subsidiaries or affiliates) conducted by Novadaq or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, Novadaq will:

(i)	immediately discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and

(ii)	shall as soon as possible request (and in any case within two (2) Business Days), and exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information (including derivative information) regarding Novadaq and its Subsidiaries previously provided since June 30, 2016, in connection therewith to any Person other than Stryker to the extent such information has not already been returned or destroyed.

(c)	Novadaq represents and warrants that since January 1, 2017, neither Novadaq nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Novadaq or any of its Subsidiaries is a Party. Subject to Section 5.5(e), Novadaq covenants and agrees that (i) Novadaq shall use commercially reasonable efforts to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Novadaq or any of its Subsidiaries is a party, and (ii) neither Novadaq nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of Stryker, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Novadaq, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Novadaq or any of its Subsidiary is a party (it being acknowledged by Stryker and Acquireco that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.5(c)).

(d)	If Novadaq, or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of either:

(i)	any inquiry, proposal or offer made after the date of this Agreement that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or

(ii)	any request for copies of, access to, or disclosure of, confidential information relating to Novadaq or any Subsidiary, including information, access or disclosure relating to the properties, facilities, books or records of Novadaq or any Subsidiary, in each case made after the date of this Agreement;

then, Novadaq shall notify Stryker as soon as practicable, and in any event at first orally within 24 hours, and then in writing within 48 hours, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. Novadaq shall keep Stryker fully informed on a current basis of the status of material developments and (to the extent permitted by Section 5.5(e)) discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

(e)

Notwithstanding any other provision of this Section 5.5, if at any time following the date of this Agreement and prior to the Novadaq Shareholder Approval having been obtained, Novadaq receives a request for material non-public information, or to enter into discussions, from a Person that proposes to Novadaq an unsolicited bona fide written Acquisition Proposal, Novadaq may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Novadaq or its Subsidiaries, if any only if:

(i)	the Novadaq Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	such Person is not restricted from making an Acquisition Proposal pursuant to an existing standstill or similar restriction with Novadaq or any of its Subsidiaries;

(iii)	Novadaq has been, and continues to be, in compliance with its obligations under this Section 5.5 in all material respects; and

(iv)	prior to providing any such copies, access or disclosures, Novadaq enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement (which confidentiality and standstill agreement shall be subject to Section 5.5(c)) and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Stryker.

(f)	If Novadaq receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Novadaq Shareholder Approval having been obtained the Novadaq Board may, (1) make a Novadaq Change in Recommendation in response to such Superior Proposal and/or (2) cause Novadaq to terminate this Agreement pursuant to Section 7.2(a)(iv)(B) (including payment of the applicable amounts required to be paid pursuant to Section 7.3) and concurrently enter into a definitive agreement with respect to the Superior Proposal (other than a confidentiality agreement permitted by Section 5.5(e)) (a “Proposed Agreement”), if and only if:

(i)	the Person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(ii)	Novadaq has been, and continues to be, in compliance with its obligations under this Section 5.5 in all material respects;

(iii)

Novadaq or its Representatives have delivered to Stryker the information required by Section 5.5(d), as well as a written notice (the “Superior Proposal Notice”) of the determination of the Novadaq Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Novadaq Board to make a Novadaq Change in Recommendation and/or terminate this Agreement pursuant to Section 7.2(a)(iv)(B) to concurrently enter into the Proposed Agreement with respect to such Superior Proposal, as applicable;

(iv)	in the case of (2), Novadaq or its Representatives have provided Stryker a copy of the Proposed Agreement and all supporting materials, including any financing documents with customary redactions supplied to Novadaq in connection therewith;

(v)	five (5) Business Days (the “Response Period”) shall have elapsed from the date on which Stryker has received the Superior Proposal Notice and all documentation referred to in Section 5.5(f)(iii) and Section 5.5(f)(iv);

(vi)	during any Response Period, Stryker has had the opportunity (but not the obligation) in accordance with Section 5.5(g), to offer to amend this Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the Response Period, the Novadaq Board (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Stryker under Section 5.5(g)) and (B) has determined in food faith, after consultation with its outside legal counsel, that the failure by the Novadaq Board to make a Novadaq Change in Recommendation and/or to cause Novadaq to terminate this Agreement to enter into the Proposed Agreement, as applicable, would be inconsistent with its fiduciary duties; and

(viii)	in the case of (2), prior to or concurrently with terminating this Agreement pursuant to Section 7.2(a)(iv)(B), Novadaq enters into such Proposed Agreement and concurrently pays to Stryker the amounts required to be paid pursuant to Section 7.3.

(g)	During the Response Period, or such longer period as Novadaq may approve in writing for such purpose: (i) the Novadaq Board shall review any offer made by Stryker under Section 5.5(f)(vi) to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal and (ii) Novadaq shall negotiate in good faith with Stryker to make such amendments to the terms of this Agreement and the Arrangement as would enable Stryker to proceed with the transactions contemplated by this Agreement on such amended terms. If the Novadaq Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Novadaq shall promptly so advise Stryker and Novadaq and Stryker shall amend this Agreement to reflect such offer made by Stryker, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(h)	Each successive amendment or modification to any Acquisition Proposal or Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Novadaq Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.5, and Stryker shall be afforded a new five (5) Business Day Response Period from the date on which Stryker has received the notice and all documentation referred to in Section 5.5(f)(iii) and Section 5.5(f)(iv) with respect to the new Superior Proposal from Novadaq.

(i)	The Novadaq Board shall promptly reaffirm the Novadaq Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Novadaq Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.5(g) would result in an Acquisition Proposal no longer being a Superior Proposal. Novadaq shall provide Stryker and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Stryker and its counsel.

(j)	In circumstances where Novadaq provides Stryker with notice of a Superior Proposal and all documentation contemplated by Section 5.5(f)(iii) and Section 5.5(f)(iv) on a date that is less than seven (7) Business Days prior to the scheduled date of the Shareholder Meeting, Novadaq shall either proceed with or postpone the Shareholder Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Shareholder Meeting, as directed by Stryker.

(k)	Without limiting the generality of the foregoing, Novadaq shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.5 and any violation of the restrictions set forth in this Section 5.5 by Novadaq, its Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.5 by Novadaq.

(l)	Nothing in this Agreement shall prevent the Novadaq Board from making any disclosure to the Novadaq Shareholders if the Novadaq Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Novadaq Board or such disclosure is otherwise required under Law; provided, however, that the foregoing will in no way eliminate or modify the effect that the making of such disclosure would otherwise have under this Agreement, including whether there has been a Novadaq Change in Recommendation.

5.6	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing Contracts, Novadaq shall, and shall cause its Representatives to, afford to Stryker and its Representatives such access as Stryker may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records and Contracts, and shall furnish Stryker with all data and information as Stryker may reasonably request.

(b)	Stryker and Novadaq acknowledge and agree that information furnished pursuant to this Section 5.6 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by Stryker and its Representatives under this Section 5.6 or otherwise shall not mitigate, diminish or affect the representations and warranties of Novadaq contained in this Agreement or any document or certificate delivered pursuant hereto.

(c)	Notwithstanding any provision of this Agreement, Novadaq shall not be obligated to provide access to, or to disclose, any information to Stryker if Novadaq reasonably determines that such access or disclosure would jeopardize any attorney-client or other privilege claim by Novadaq or any of its Subsidiaries; provided that Novadaq shall use its commercially reasonable efforts to otherwise make available such information to Stryker notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

5.7	Insurance and Indemnification

(a)	Prior to the Effective Time, following a review and formal written acceptance of the terms and conditions by Stryker, Novadaq shall purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Novadaq and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Novadaq will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Novadaq and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of Novadaq’s current annual aggregate premium for policies currently maintained by Novadaq or its Subsidiaries.

(b)

Novadaq will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Novadaq and its Subsidiaries under Law and, to the extent that they are disclosed in the Novadaq Disclosure Letter, under the articles or other constating documents of Novadaq and/or its Subsidiaries or under any agreement or contract of any indemnified person with Novadaq or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of Novadaq, Novadaq shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	From and following the Effective Time, Stryker will cause Novadaq to comply with its obligations under Section 5.7(a) and Section 5.7(b).

(d)	If Novadaq or Stryker or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Novadaq or Stryker, as the case may be, shall assume all of the obligations of Novadaq or Stryker, as applicable, set forth in this Section 5.7.

(e)	The provisions of this Section 5.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Novadaq hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 5.7 on their behalf. Furthermore, this Section 5.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.8	Pre-Acquisition Reorganization

(a)

Novadaq will agree to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Stryker or Acquireco may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the obligations of Novadaq pursuant to this Section 5.8 shall be conditional on the understanding that (i) any Pre-Acquisition Reorganization is not, in the opinion of Novadaq or Novadaq’s counsel, acting reasonably, prejudicial to the Novadaq Shareholders or Novadaq Equity Award Holders, (ii) any Pre-Acquisition Reorganization does not require Novadaq to obtain the approval of the Novadaq Shareholders, (iii) any Pre-Acquisition Reorganization shall not, in the opinion of Novadaq, acting reasonably, materially impede or materially delay the consummation of the Arrangement, (iv) any Pre-Acquisition Reorganization shall not, in the opinion of Novadaq, acting reasonably, materially interfere with the ongoing operations of Novadaq or its Subsidiaries, (v) any Pre-Acquisition Reorganization shall not require Novadaq or any Subsidiary to contravene any applicable Laws, their respective organization documents or any Contract, (vi) Novadaq and its Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Novadaq Shareholder or Novadaq Equity Award Holders of incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, (vii) any Pre-Acquisition Reorganization is effected with effect as of no earlier than one day prior to the Effective Time, and contingent upon the occurrence of the Effective Time, and (viii) Novadaq, its Subsidiaries and their respective officers, directors, employees, agents advisors and Representatives shall have received an indemnity, in form and substance satisfactory to Novadaq, acting reasonably, from Stryker from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization. Stryker shall provide written notice to Novadaq of any proposed Pre-Acquisition Reorganization in reasonable detail at least 15 Business Days prior to the date of the Shareholder Meeting. Any step or action taken by Novadaq or its Subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of Novadaq contained in this Agreement. If the Arrangement is not completed, Stryker or Acquireco shall forthwith reimburse Novadaq or at Novadaq’s direction, its Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and taxes) incurred by the Novadaq and its Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and taxes) of Novadaq and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date.

(b)	Novadaq agrees that it shall, and shall cause each of its Subsidiaries to, co-operate with Stryker and Acquireco in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by Stryker or Acquireco.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by Novadaq Shareholders at the Shareholder Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of Stryker and Novadaq, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Novadaq or Stryker, each acting reasonably, on appeal or otherwise;

(c)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(d)	the receipt of all Regulatory Approvals.

6.2	Additional Conditions Precedent to the Obligations of Stryker

The obligation of Stryker and Acquireco to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Stryker and Acquireco and may be waived by Stryker and Acquireco, in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which Stryker may have):

(a)	the representations and warranties of Novadaq set forth in: (i) Section 3.1(a)(i) [Organization], Section 3.1(b) [Authorization; Validity of Agreement; Company Action], Section 3.1(e) [Consents and Approvals; No Violations], Section 3.1(t)(ii) [No Novadaq Material Adverse Effect] and Section 3.1(hh) [Brokers; Expenses] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); (ii) the representations and warranties of Novadaq set forth in Section 3.1(c) [Board Approvals], Section 3.1(d) [Required Vote], Section 3.1(f) [Subsidiaries] and Section 3.1(i) [Capitalization; Listing] shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement; and (iii) the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality or Novadaq Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Novadaq Material Adverse Effect, and Novadaq shall have provided to Stryker and Acquireco a certificate of two senior officers of Novadaq certifying (on Novadaq’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	Novadaq shall have complied in all material respects with its covenants herein and Novadaq shall have provided to Stryker and Acquireco a certificate of two senior officers of Novadaq certifying (on Novadaq’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Novadaq Material Adverse Effect (disregarding, for purposes of this Section 6.2(c), clause (ii) of the definition of such term) and Novadaq shall have provided to Stryker and Acquireco a certificate of two senior officers of Novadaq to that effect (on Novadaq’s behalf and without personal liability);

(d)	the number of Novadaq Shares held by Novadaq Shareholders that have validly exercised Dissent Rights shall not exceed 10% of the Novadaq Shares issued and outstanding as of the date hereof; and

(e)	there shall be no action or proceeding pending by a Governmental Entity, or by any other third party (as to which, in the case of such other third party, there is a reasonable likelihood of success), that is seeking to:

(i)	enjoin or prohibit Stryker’s or Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any Novadaq Shares, including the right to vote the Novadaq Shares; or

(ii)	materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Novadaq Material Adverse Effect.

6.3	Conditions Precedent to the Obligations of Novadaq

The obligation of Novadaq to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Novadaq and may be waived by Novadaq, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Novadaq may have):

(a)

the representations and warranties of Stryker set forth in (i) Section 4.1(a) [Organization] and Section 4.1(b) [Authorization; Validity of Agreement; Company Action] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); and (ii) the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (ii) any materiality or Stryker Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Stryker Material Adverse Effect, and Stryker shall have provided to Novadaq a certificate of two senior officers of Stryker certifying (on Stryker’s behalf and without personal liability) the foregoing dated the Effective Date; and

(b)	each of Stryker and Acquireco shall have complied in all respects with its covenants in Section 2.10 [Payment of Consideration] and in all material respects with its other covenants herein and Stryker shall have provided to Novadaq a certificate of two senior officers of Stryker certifying (on Stryker’s behalf and without personal liability) compliance with such covenants dated the Effective Date.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

6.5	Notice of Breach

(a)	Each Party will give prompt notice to the other Parties of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Date.

(b)	Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of Novadaq and Stryker;

(ii)	by either Novadaq or Stryker, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)	after the date hereof, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Novadaq or Stryker from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 7.2(a)(ii)(B) has complied with Section 5.2(c) in all material respects; or

(C)	the Novadaq Shareholder Meeting is duly convened and held and the Novadaq Shareholder Approval shall not have been obtained as required by the Interim Order;

(iii)	by Stryker, if:

(A)

prior to the Effective Time: (1) the Novadaq Board or any committee thereof: (i) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Stryker or states an intention to withdraw, amend, modify or qualify the Novadaq Board Recommendation, (ii) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommendation an Acquisition Proposal or takes no position or a neutral position with respect to an

Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the date of the Shareholder Meeting, if sooner), (iii) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.5(e)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, or (iv) fails to publicly reaffirm (without qualification) the Novadaq Board Recommendation within five (5) Business Days after having been requested in writing by Stryker to do so (or in the event the Shareholder Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the Shareholder Meeting) or (2) the Novadaq Board shall have resolved or proposed to take any of the foregoing actions (each of the foregoing described in clauses (1) or (2), a “Novadaq Change in Recommendation”);

(B)	Novadaq shall have breached Section 5.5 in any material respect;

(C)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Novadaq set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that Stryker is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(D)	the condition set forth in Section 6.2(d) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(E)	there has occurred a Novadaq Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

(iv)	by Novadaq, if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Stryker or Acquireco set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that Novadaq is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(B)	prior to obtaining the Novadaq Shareholder Approval, the Novadaq Board authorizes Novadaq to enter into a Proposed Agreement in accordance with Section 5.5; provided that Novadaq is then in compliance with Section 5.5 in all material respects and that prior to or concurrent with such termination Novadaq pays the Novadaq Termination Payment and any other amounts required pursuant to Section 7.3.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) (the “Terminating Party”) shall give written notice (“Termination Notice”) of such termination to the other Party (the “Breaching Party”), specifying in reasonable detail the basis for such Party’s exercise of its termination right, which Termination Notice shall include, in the case of a termination pursuant to Section 7.2(a)(iii)(C) [Breach of Novadaq Representations, Warranties or Covenants] or Section 7.2(a)(iv)(A) [Breach of Stryker Representations, Warranties or Covenants], as the case may be, in reasonable detail, all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for such termination. After delivering a Termination Notice, as long as the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (provided that any wilful breach shall be deemed to be incapable of so being cured), the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party, if such breach has not been cured by such date.

(c)	If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become null and void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c)(i) and Sections 2.12, 5.7, 8.2 to and including 8.10, and all related definitions set forth in Section 1.1 and the applicable interpretation provisions in Article 1 shall survive for a period of six years thereafter; (ii) in the event of termination under Section 7.2, the provisions of this Section 7.2(c)(ii) and Sections 5.6(b), 7.3, and 8.2 to and including 8.10, and all related definitions set forth in Section 1.1, the applicable interpretation provisions in Article 1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.2; and (iii) no Party shall be relieved or released from any liabilities or damages arising out of fraud or of its wilful and material breach of any provision of this Agreement.

7.3	Termination Payments

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “Novadaq Termination Payment” means an amount equal to US$21,030,000.

(c)	For the purposes of this Agreement, “Novadaq Termination Payment Event” means the termination of this Agreement:

(i)	by Stryker pursuant to Section 7.2(a)(iii)(A) [Novadaq Change in Recommendation] or Section 7.2(a)(iii)(B) [Breach of Non-Solicitation]; or

(ii)	by Novadaq pursuant to Section 7.2(a)(iv)(B) [Superior Proposal]; or

(iii)	by any Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] or Section 7.2(a)(ii)(C) [Failure to Obtain the Novadaq Shareholder Approval] or by Stryker pursuant to Section 7.2(a)(iii)(C) [Breach of Novadaq Representations, Warranties or Covenants], but only if, in these termination events, (A) prior to such termination, a bona fide Acquisition Proposal for Novadaq shall have been made to the Company or publicly announced by any Person other than Stryker (or any of its affiliates or any Person acting jointly or in concert with any of the foregoing) and not withdrawn and (B) within twelve (12) months following the date of such termination, (1) Novadaq or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within such twelve (12) month period) or (2) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above); provided that for purposes of this Section 7.3(c)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%”.

(d)	If a Novadaq Termination Payment Event occurs, Novadaq shall pay the Novadaq Termination Payment to Stryker, by wire transfer of immediately available funds, as follows:

(i)	if the Novadaq Termination Payment is payable pursuant to Section 7.3(c)(i), the Novadaq Termination Payment shall be payable within two (2) Business Days following such termination;

(ii)	if the Novadaq Termination Payment is payable pursuant to Section 7.3(c)(ii), the Novadaq Termination Payment shall be payable concurrently with such termination; or

(iii)	if the Novadaq Termination Payment is payable pursuant to Section 7.3(c)(iii), the Novadaq Termination Payment shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein.

For the avoidance of doubt, in no event shall Novadaq be obligated to pay the Novadaq Termination Payment on more than one occasion, and any Expense Fee paid shall be credited towards payment of any Novadaq Termination Payment. Payment of the applicable Novadaq Termination Payment shall be made to Stryker less any applicable withholding Tax; provided, however, that Novadaq shall notify Stryker of its intent to withhold prior to making such withholding, and if requested by Stryker, the Parties shall cooperate to reduce or eliminate the amount so withheld, if possible, through the provision of any Tax forms, information, reports or certificates, including, among others, filing any documents with any relevant Taxing authority; provided, further, that in such circumstances, Novadaq shall be permitted to pay the Novadaq Termination Payment to a court of competent jurisdiction or other third party escrow agent reasonably satisfactory to the Parties, pending resolution of the arrangements regarding the withheld amount, in order to permit Novadaq to terminate this Agreement to enter into a Superior Proposal pursuant to Section 7.3(c)(ii).

(e)	In the event that any Party terminates this Agreement pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the Novadaq Shareholder Approval], then whether or not the Novadaq Termination Payment may also be payable, Novadaq shall reimburse Stryker for all reasonable and documented expenses incurred by Stryker, Acquireco and their respective affiliates in connection with the negotiation and performance of this Agreement and the transactions contemplated hereby, up to a maximum of $2,000,000 (the “Expense Fee”) against receipts therefor. The Expense Fee shall be payable within two (2) Business Days following any such termination.

(f)

Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments in consideration for the disposition of Stryker’s rights under this Agreement and are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Novadaq and Stryker irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Stryker is entitled to the Novadaq Termination Payment and such Novadaq Termination Payment is paid in full, the receipt of the Novadaq Termination Payment by Stryker shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of Stryker, Acquireco and their respective affiliates against Novadaq, and Stryker, Acquireco and their respective affiliates shall be in such circumstances precluded from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby; provided that the foregoing limitations shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

7.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Shareholder Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Novadaq Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

7.5	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 8

GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by facsimile or email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Stryker and Acquireco:

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, MI 49002

Attention:	Michael D. Hutchinson
Facsimile:	(269) 389-2066
Email:	generalcounsel@stryker.com

with copies (which shall not constitute notice) to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention:	Andrew W. Ment
Facsimile:	(646) 441-9012
Email:	ament@cov.com

and

Osler, Hoskin & Harcourt LLP

1 First Canadian Place, Suite 6200

Toronto, Ontario M5X 1B8

Attention:	Jeremy Fraiberg
Facsimile:	(416) 862-6666
Email:	jfraiberg@osler.com

(b)	if to Novadaq:

Novadaq Technologies Inc.

5090 Explorer Drive, Suite 202

Mississauga, Ontario L4W 4T9

Attention:	Derrick Guo
Facsimile:	(905) 247-0656
Email:	DGuo@novadaq.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	Jeffrey Singer and Donald Belovich
Facsimile:	(416) 947-0866
Email:	JSinger@stikeman.com and DBelovich@stikeman.com

and

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Attention:	Mark E. Thierfelder and Gregory A. Schernecke
Facsimile:	(212) 698-3599
Email:	mark.thierfelder@dechert.com and
gregory.schernecke@dechert.com

8.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

8.3	Injunctive Relief

Subject to Section 7.3(f), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3(f), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Novadaq Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or in any certificate delivered pursuant to this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party; provided that each of Stryker and Acquireco may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, Stryker or Acquireco, as applicable, shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder, and Section 2.13 of this Agreement shall apply to Stryker mutatis mutandis in respect of any such assignee.

8.6	No Liability

No director or officer of Stryker shall have any personal liability whatsoever to Novadaq under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Stryker. No director or officer of Novadaq shall have any personal liability whatsoever to Stryker under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Novadaq.

8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8	Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws,

any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.8.

8.9	Third Party Beneficiaries

The provisions of Section 5.7 are: (a) intended for the benefit of all present and former directors and officers of Novadaq and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Novadaq shall hold the rights and benefits of Section 5.7 in trust for and on behalf of the Third Party Beneficiaries and Novadaq hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 8.9, Section 2.6(f) and Section 5.8(a), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STRYKER CORPORATION

By:	/s/ Timothy J. Scannell
	Name:	Timothy J. Scannell
	Title:	Group President, MedSurg and Neurotechnology

STRYKER CANADA OPERATIONS ULC

By:	/s/ Timothy J. Scannell
	Name:	Timothy J. Scannell
	Title:	Director

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Rick Mangat
	Name:	Rick Mangat
	Title:	Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Acquireco” means Stryker Canada Operations ULC, an unlimited liability company existing under the laws of British Columbia;

“Affected Person” has the meaning set forth in Section 5.3;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 –Prospectus Exemptions;

“Arrangement” means the arrangement of Novadaq under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of this Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in the Final Order (with the prior written consent of Novadaq and Stryker, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated June 16, 2017 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of Novadaq Shareholders approving the Arrangement which is to be considered at the Shareholder Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in the Province of Ontario, the Republic of Ireland, the United Kingdom or in the State of Illinois;

“Canadian Securities Laws” means the Securities Act (Ontario), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“CBCA” means the Canada Business Corporations Act, and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Consideration” means: (i) in respect of a Novadaq Share, US$11.75 in cash per Novadaq Share; and (ii) in respect of a Novadaq RSU or Novadaq DSU, US$11.75 in cash per Novadaq Share, as if such Novadaq RSU or Novadaq DSU, as applicable, had settled in Novadaq Shares pursuant to the terms of the Novadaq LTIP;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other competent court, as applicable;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Novadaq Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Novadaq Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Novadaq Shares in respect of which Dissent Rights are validly exercised by such Novadaq Shareholder;

“Effective Date” means the date of the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as agreed to by Stryker and Novadaq in writing;

“Final Order” means the final order of the Court in a form acceptable to Stryker and Novadaq, each acting reasonably, pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Stryker and Novadaq, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Stryker and Novadaq, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including, without limitation, the Toronto Stock Exchange and NASDAQ Stock Market; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court contemplated by Section 2.4 of the Arrangement Agreement and made pursuant to the CBCA, providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of Novadaq and Stryker, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws;

“Letter of Transmittal” means the letter of transmittal to be delivered by Novadaq to the registered holders of Novadaq Shares providing for delivery of the certificates representing their Novadaq Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Novadaq” means Novadaq Technologies Inc., a corporation existing under the laws of Canada;

“Novadaq DSUs” means deferred share units issued under the Novadaq LTIP;

“Novadaq LTIP” means the Amended and Restated Long Term Incentive Plan of Novadaq effective as of May 17, 2017;

“Novadaq Option Plan” means Novadaq’s Third Amended and Restated Stock Option Plan effective as of May 17, 2017;

“Novadaq Options” means options to purchase Novadaq Shares granted under the Novadaq Option Plan;

“Novadaq RSUs” means restricted share units issued under the Novadaq LTIP;

“Novadaq Shareholders” means the registered and/or beneficial holders of Novadaq Shares, and, for the purposes of the Shareholder Meeting and the Arrangement Resolution, includes the holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs to the extent required by, and on the terms specified, in the Interim Order;

“Novadaq Shares” means the common shares in authorized share the capital of Novadaq;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court (with the prior written consent of Novadaq and Stryker, each acting reasonably) in the Final Order;

“Shareholder Meeting” means the special meeting of Novadaq Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Stryker” means Stryker Corporation, a corporation existing under the laws of Michigan;

“Tax Act” means the Income Tax Act (Canada);

“U.S. Equivalent Exercise Price” means the exercise price of a Novadaq Option, as converted to U.S. dollars using the Bank of Canada closing exchange rate of Canadian dollars to U.S. dollars on the date that is two Business Days immediately preceding the Effective Date;

“U.S. Securities Laws” means the U.S. Securities Act of 1933 and all other applicable U.S. federal securities laws;

“Withholding Obligation” has the meaning set forth in Section 5.3.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Annex by number or letter or both refer to the Article, Section or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “US$” refers to U.S. dollars.

1.7	Time References

References to time are to local time, Toronto, Ontario, unless otherwise specified.

1.8	Time

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon Stryker, Novadaq, the Depositary, the registrar and transfer agent of Novadaq, Acquireco, all registered and beneficial Novadaq Shareholders, including Dissenting Shareholders and holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)	each Novadaq Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Novadaq Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Novadaq Option shall, without any further action by or on behalf of a holder of Novadaq Options, be deemed to be assigned and transferred by such holder to Novadaq in exchange for a cash payment from Novadaq equal to the amount (if any) by which Consideration in respect of each Novadaq Share underlying each Novadaq Option exceeds the U.S. Equivalent Exercise Price of such Novadaq Option, in each case, less applicable withholdings, and such Novadaq Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of Novadaq, Stryker nor Acquireco shall be obligated to pay the holder of such Novadaq Option any amount in respect of such Novadaq Option;

(b)	each Novadaq DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Novadaq LTIP, shall, without any further action by or on behalf of a holder of a Novadaq DSU or Novadaq, be cancelled in exchange for a cash payment from Novadaq of an amount equal to the Consideration in respect of each Novadaq DSU less applicable withholdings, all in full satisfaction of the obligations of Novadaq in respect of the Novadaq DSUs;

(c)	each Novadaq RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Novadaq LTIP shall, without any further action by or on behalf of a holder of a Novadaq RSU or Novadaq, be cancelled in exchange for a cash payment from Novadaq of an amount equal to the Consideration in respect of each Novadaq RSU less applicable withholdings, all in full satisfaction of the obligations in respect of the Novadaq RSUs;

(d)	each holder of Novadaq Options, Novadaq DSUs or Novadaq RSUs shall cease to be a holder of such Novadaq Options, Novadaq DSUs or Novadaq RSUs, as applicable, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Novadaq Option Plan and the Novadaq LTIP, and all agreements relating to the Novadaq Options, Novadaq DSUs and Novadaq RSUs, shall be terminated, null, void and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a), Section 3.1(b) and Section 3.1(c), as applicable, at the time and in the manner specified therein;

(e)	each of the Novadaq Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in accordance with, and for the consideration contemplated in, Article 4, and:

(i)	Such Dissenting Shareholders shall cease to be the holders of such Novadaq Shares and to have any rights as holders of such Novadaq Shares other than the right to be paid fair value for such Novadaq Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Novadaq Shares from the registers of Novadaq Shares maintained by or on behalf of Novadaq; and

(iii)	Acquireco shall be deemed to be the transferee of such Novadaq Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Novadaq Shares maintained by or on behalf of Novadaq, as the holder of such Novadaq Shares;

(f)	each Novadaq Share outstanding immediately prior to the Effective Time, other than Novadaq Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, Stryker, Acquireco or any of their respective affiliates, shall, without any further action by or on behalf of a holder of Novadaq Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Consideration for each Novadaq Share held, and:

(i)	the holders of such Novadaq Shares shall cease to be the holders thereof and to have any rights as holders of such Novadaq Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Novadaq Shares maintained by or on behalf of Novadaq; and

(iii)	Acquireco shall be deemed to be the transferee of such Novadaq Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Novadaq Shares maintained by or on behalf of Novadaq;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

In connection with the Arrangement, each registered Novadaq Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Novadaq Shares held by such Novadaq Shareholder pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this

Section 4.1(a); provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by Novadaq not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Shareholder Meeting. Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Acquireco fair value for their Dissent Shares (1) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(e)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Acquireco in accordance with Section 3.1(e); (3) will be entitled to be paid the fair value of such Dissent Shares by Acquireco, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Shareholder Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Novadaq Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid by Acquireco fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Novadaq Shares on the same basis as a non-dissenting Novadaq Shareholder.

(b)	In no event shall Acquireco, Stryker or Novadaq or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Novadaq Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Novadaq as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Novadaq Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENT

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and prior to the Effective Time, Stryker or Acquireco shall deliver or cause to be delivered to the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Novadaq Shareholders in accordance with Section 3.1, which cash shall be held by the Depositary as agent and nominee for such former Novadaq Shareholders for distribution to such former Novadaq Shareholders in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Novadaq Shares that were transferred pursuant to Section 3.1(f), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Novadaq Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Novadaq Shareholder, as soon as practicable, the Consideration that such Novadaq Shareholder has the right to receive under the Arrangement for such Novadaq Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	As soon as practicable after the Effective Date, Novadaq shall pay or cause to be paid the amounts, net of applicable withholdings, to be paid to holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Novadaq, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of Novadaq is not practicable for any such holder, by cheque or similar means (delivered to such holder of Novadaq Options, Novadaq DSUs, or Novadaq RSUs, as applicable, as reflected on the register maintained by or on behalf of Novadaq in respect of the Novadaq Options, Novadaq DSUs and Novadaq RSUs).

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Novadaq Shares (other than Novadaq Shares held by Stryker, Acquireco or any of their respective affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Novadaq Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Stryker and the Depositary (acting reasonably) in such sum as Stryker may direct, or otherwise indemnify Stryker, Acquireco and Novadaq in a manner satisfactory Stryker, Acquireco and Novadaq, acting reasonably, against any claim that may be made against Stryker, Acquireco and Novadaq with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Stryker, Acquireco, Novadaq or the Depositary shall be entitled to deduct and withhold, or direct Stryker, Acquireco, Novadaq or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under this Plan of Arrangement (an “Affected Person”), such amounts as Stryker, Acquireco, Novadaq or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.4	Limitation and Proscription

To the extent that a former Novadaq Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then

(a)	the Consideration that such former Novadaq Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Novadaq Shares, the Novadaq Options, the Novadaq DSUs and the Novadaq RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Stryker, Novadaq or Acquireco, as applicable, for no consideration,

(b)	the Consideration that such former Novadaq Shareholder was entitled to receive shall be delivered to Stryker or Acquireco, as applicable, by the Depositary,

(c)	the certificates formerly representing Novadaq Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)	any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5	No Liens

Any exchange or transfer of Novadaq Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Novadaq Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Novadaq Shares (other than Stryker, Acquireco or any of their respective affiliates), and of Novadaq, Stryker, Acquireco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Novadaq Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)	Stryker and Novadaq reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Novadaq and Stryker and filed with the Court, and, if made following the Shareholder Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Novadaq Shareholders and communicated to the Novadaq Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Novadaq and Stryker, may be proposed by Novadaq and Stryker at any time prior to or at the Shareholder Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholder Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholder Meeting will be effective only if it is agreed to in writing by each of Novadaq and Stryker and, if required by the Court, by some or all of the Novadaq Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Novadaq and Stryker without the approval of or communication to the Court or the Novadaq Shareholders, provided that it concerns a matter which, in the reasonable opinion of Novadaq and Stryker is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Novadaq Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Novadaq Technologies Inc. (“Novadaq”), pursuant to the arrangement agreement among Novadaq, Stryker Canada Operations ULC and Stryker Corporation (“Stryker”) dated June 16, 2017, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of Novadaq dated ● , 2017 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of Novadaq, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix ● to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of Novadaq in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of Novadaq in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by Novadaq of its obligations thereunder, are hereby ratified and approved.

4.	Novadaq is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Novadaq (the “Novadaq Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of Novadaq are hereby authorized and empowered, without further notice to or approval of the Novadaq Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of Novadaq is hereby authorized and directed for and on behalf of Novadaq to execute and deliver for filing with the Director under the Canada Business Corporations Act articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of Novadaq is hereby authorized and directed, for and on behalf of Novadaq, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of Novadaq or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

B-2